Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS 2010 RESULTS
Toronto, ON — March 10, 2011... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months and year ended December 31, 2010. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of the Company’s financial results, see management’s discussion and analysis (“MD&A”), a copy of which is attached to this release.
Financial Highlights
•	Revenue was $39.2 million for the three months and $128.3 million for the year ended December 31, 2010.
•	Net loss was $12.3 million or $0.04 per share for the three months and $14.2 million or $0.04 per share for the year ended December 31, 2010.
•	Cash flow from operations was $7.0 million for the three months and $35.6 million for the year ended December 31, 2010.
Operating Highlights
•
Production for the quarter totaled 234,000 pounds of uranium oxide (“U3O8”) and 391,000 pounds of vanadium blackflake (“V2O5”). For the year, production totaled 1,442,000 pounds U3O8 and 2,347,000 pounds V2O5.

•	Uranium sales in the quarter were 449,000 pounds U3O8 at an average price of $49.97 per pound and for the year were 1,839,000 pounds U3O8 at an average price of $47.67 per pound.
•
Vanadium sales in the quarter totaled 314,000 pounds of V2O5 at an average price of $6.34 per pound and ferrovanadium (“FeV”) sales totaled 386,000 pounds at an average price of $12.70 per pound. Vanadium sales for the year totaled 541,000 pounds of V2O5 at an average price of $6.44 per pound and FeV sales totaled 1,003,000 pounds at an average price of $13.40 per pound.

•
At December 31, 2010, the Company had 87,000 pounds U3O8 and 679,000 pounds V2O5 and 11,000 pounds FeV in inventory available for sale. Based on spot market prices at December 31, 2010, this inventory had a value of $9.8 million.

•
The Company received initial estimates of mineral resources at Zones A and B at the Phoenix deposit at the Wheeler River project in the Athabasca Basin in northern Saskatchewan by SRK Consulting (Canada) Inc., which was retained to independently review and audit the resources in accordance with the requirements of NI 43-101. The report estimated indicated mineral resources at Zone A containing 35.64 million pounds (the Company’s share, 21.38 million pounds) at an average grade of 18.0% U3O8 and inferred mineral resources at Zone B containing 3.81 million pounds (the Company’s share, 2.29 million pounds) at an average grade of 7.3% U3O8 based on a cut-off grade of 0.8% U3O8. Denison is encouraged by these estimates for the potential of Wheeler River in terms of its high grade and its size.

•	The Company began development of its Pinenut mine in Arizona in the fourth quarter. Production is expected to commence in 2012.

•
In December 2010, the Company closed an underwritten private placement of 25,000,000 special warrants, at a price of CDN$2.45 per Special Warrant, and 1,400,000 special warrants issued on a “flow-through” basis under the Income Tax Act (Canada), at a price of CDN$3.00 per FT Special Warrant. The offering raised aggregate gross proceeds for the Company of CDN$65,450,000. Each special warrant and flow-through special warrant entitled the holder thereof to receive one common share upon exercise. On December 20, the Company filed and obtained a receipt for its final short form prospectus qualifying for distribution the common shares issuable upon the exercise of the special Warrants and the flow through special warrants. The issuance of this receipt resulted in a deemed exercise of all of the special warrants and flow through special warrants for no additional consideration, and as a result, an aggregate of 26,400,000 common shares were issued to holders of the special warrants and flow through special warrants on December 23, 2010.

•
Subsequent to the quarter end in February 2011, the Company entered into a Bid Implementation Agreement with White Canyon Uranium Limited (“White Canyon”). Under the agreement, the Company has agreed to make a takeover offer to acquire 100% of the issued and outstanding shares of White Canyon at a price of AUD$0.24 per share for total consideration of approximately AUD$57,000,000. Denison’s offer is subject to a number of conditions including the requirement that Denison acquire a relevant interest in at least 90% of White Canyon’s share capital during or by the end of the offer period. The bidder’s statement to White Canyon’s shareholders is expected to be available before the end of March 2011.

•
In February 2011, the Company entered into an agreement with a syndicate of investment dealers who have agreed to purchase 18,300,000 common shares of the Company at a purchase price of CDN$3.55 per common share for aggregate gross proceeds of CDN$64,965,000. The offering is scheduled to close on March 15, 2011.

Financial Summary

	Three Months Ended		Year Ended
	December 31		December 31
	2010	2009	2010	2009

Revenue ($000s)	$39,232	$31,052	$128,320	$79,170

Net Loss ($000’s)	(12,297)	(36,127)	(14,235)	(147,012)

Loss Per Share ($)	(0.04)	(0.11)	(0.04)	(0.51)

Cash Provided By (Used By) Operations ($000’s)	7,049	5,615	35,551	(42,442)
Revenue
Uranium sales revenue for the fourth quarter was $22,760,000 from the sale of 449,000 pounds U3O8 at an average price of $49.97 per pound. Uranium sales for the same period in 2009 were 548,000 pounds U3O8 at an average price of $44.14 per pound resulting in revenue of $24,800,000.
Uranium sales revenue for the year ended December 31, 2010 totaled $87,978,000. Sales were 1,839,000 pounds U3O8 at an average price of $47.67 per pound. For the year ended December 31, 2009, uranium sales revenue was $59,889,000 from the sale of 1,127,000 pounds U3O8 at an average price of $51.17 per pound.
During the fourth quarter the Company sold 314,000 pounds of V2O5 at an average price of $6.34 per pound and 386,000 pounds of FeV at an average price of $12.70 per pound. In the fourth quarter of 2009, the Company sold 11,000 pounds of V2O5 at an average price of $6.00 per pound and 142,000 pounds FeV at an average price of $10.96 per pound. Total vanadium sales revenue for the fourth quarter 2010 was $6,896,000 compared to $1,617,000 in the fourth quarter of 2009.
During the year ended December 31, 2010, the Company sold 1,003,000 pounds of FeV at an average price of $13.40 per pound and 541,000 pounds V2O5 at an average price of $6.44 per pound. Total vanadium sales revenue was $16,934,000. During the year ended December 31, 2009, the Company sold 520,000 pounds of V2O5 at an average price of $3.73 per pound and 229,000 pounds as FeV at an average price of $11.09 per pound. Total vanadium sales revenue was $4,480,000.
In 2010, Denison processed third party ore at its White Mesa mill under a toll milling agreement. Revenue from toll milling totaled $4,963,000.
Revenue from the environmental services division for the three months and year ended December 31, 2010 was $4,221,000 and $15,492,000 compared to $3,985,000 and $12,226,000 in the same periods in 2009. Revenue from the management contract with UPC for the three months and year ended December 31, 2010 was $487,000 and $2,576,000 compared to $636,000 and $2,522,000 in the same periods in 2009.

Operating Expenses
Canadian Operations
The McClean Lake joint venture produced 1,731,000 pounds U3O8 for the year ended December 31, 2010 compared with 3,609,000 pounds U3O8 for the year ended December 31, 2009. Denison’s 22.5% share of production totaled 389,000 pounds for the 2010 period and 812,000 pounds for the 2009 period. The feeding of ore to the McClean mill was completed in June and the mill was placed on stand-by in August.
Canadian production costs1 for the year were $30.63 (CDN$31.56) per pound U3O8 compared to $27.51 (CDN$31.41) per pound U3O8 for 2009.
Inventory available for sale from Canadian production was 19,000 pounds U3O8 at December 31, 2010.
U.S. Operations
At the White Mesa mill, production during the fourth quarter totaled 229,000 pounds U3O8 and 391,000 pounds V2O5 and totaled 1,053,000 pounds U3O8 and 2,347,000 pounds V2O5 for the year ended December 31, 2010.
At December 31, 2010, a total of 92,800 tons of conventional ore was stockpiled at the mill containing approximately 369,000 pounds U3O8 and 1,732,000 pounds V2O5. The Company also had approximately 392,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at December 31, 2010.
Production costs1 at White Mesa for the three months ended December 31, 2010 were $39.30 per pound U3O8 and for the year ended December 31, 2010 were $38.46. Production costs were $32.66 per pound U3O8 in the three months ended December 31, 2009 and $60.33 for the year ended December 31, 2009.
Inventory available for sale from U.S. production was 68,000 pounds U3O8, 679,000 pounds V2O5 and 11,000 pounds FeV at December 31, 2010.
Other
Operating costs for the three months and year ended December 31, 2010 include recoveries of $82,000 and $13,191,000 respectively relating to the change in net realizable value provisions on the Company’s uranium and vanadium inventory. For the three months and year ended December 31, 2009 operating costs include write-downs of $6,291,000 and $3,712,000 respectively relating to the change in net realizable value provisions on the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $4,189,000 for the three months and $14,063,000 for the year ended December 31, 2010 compared to $3,886,000 and $11,432,000 respectively for the same periods in 2009.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2010 exploration expenditures totaled $1,547,000 and $7,526,000 for the year ended December 31, 2010 as compared to $2,553,000 and $10,120,000 for the three months and year ended December 31, 2009.
A majority of the exploration expenditures during 2010 were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,157,000 of which $1,135,000 was expensed in the statement of operations for the three months ended December 31, 2010 and totaled $6,038,000 of which $5,945,000 was expensed in the statement of operation for the year ended December 31, 2010. For the three months ended December 31, 2009, Canadian exploration spending totaled $2,330,000 of which $2,297,000 was expensed and totaled $8,330,000 of which $7,726,000 was expensed for the year ended December 31, 2009.
Liquidity
The Company had cash and cash equivalents of $97,554,000 at December 31, 2010. The Company has in place a revolving credit facility of $60,000,000. The facility expires on June 30, 2011. Bank indebtedness under the facility at December 31, 2010 was nil; however, $19,816,000 of the line was used as collateral for certain letters of credit.

[1]
Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

Outlook for 2011
Denison’s uranium production is expected to total 1.2 million pounds of U3O8 from ore in stockpile and from the Beaver, Pandora and Arizona 1 mines and production from the alternate feed circuit at the White Mesa Mill in the United States. Vanadium production is projected to total approximately 2.2 million pounds of V2O5. The White Mesa mill is anticipated to continue processing conventional ore during most of 2011, except for scheduled maintenance shutdowns. Production of alternate feed material will continue throughout 2011. The cash cost of production is expected to average approximately $43.50 per pound of U3O8 net of vanadium credits. The cash cost per pound reflects the impact of an increase of over 200% of the cost of sulphuric acid as compared to 2010. Capital expenditures on the mines and mill facilities are estimated at $9.7 million.
Uranium sales are forecast to be approximately 1.3 million pounds of U3O8 of which just over 500,000 pounds will be sold into long term contracts and the remainder will be sold on the spot market. Vanadium sales are projected to be 2.8 million pounds V2O5 in 2011.
Denison’s business development activities include advancement of its existing development stage projects and exploration projects and the search for new potential acquisitions. These activities, as part of its Five Year Business Development Plan, are aimed at increasing Denison’s sustainable uranium production to at least 10 million pounds per year by 2020.
In 2011, Denison will participate in exploration programs in Canada and the United States. The total budget for these programs will be $15.0 million of which Denison’s share will be $8.8 million. The Wheeler River program at a total cost of $10.0 million (Denison’s share $6.0 million) represents the most significant of these programs. A 35,000 metre drilling program has begun to test additional areas with known uranium mineralization along the same mineralized trend hosting the Phoenix deposit.
Exploration work in Canada will also be carried out on the Moore Lake, Hatchet Lake, Murphy Lake, Bell Lake, McClean Lake and Wolly projects at a total cost of $3.8 million (Denison’s share $1.6 million). In the United States, drilling is planned on the Beaver mine trend and at the Sunday Complex to outline potential resources which could extend the life of existing operations on these properties. In Arizona, an exploration program on the Company’s DB1 breccia pipe is planned. The total cost of the U.S. exploration program is $1.3 million.
Exploration and development activities will be restarted at the Company’s Mutanga project in Zambia. A 17,000 metre exploration drill program will follow up on positive drilling results obtained in 2008 and metallurgical test work will be undertaken to further define process design criteria and operating costs. The Zambian program will total an estimated $6.2 million.
In Mongolia, a $7.4 million exploration and development program is projected. A $3.0 million, 38,000 metre exploration program is anticipated to be undertaken on license areas that currently do not have defined resources in order to confirm resources and support future work on these license areas. Development activities on license areas which are more advanced will include drilling of initial test patterns and pilot plant design. The implementation of the Mongolian program is contingent upon resolution of outstanding issues with the Mongolian Government regarding the Nuclear Energy Law and the structure of the Gurvan Saihan Joint Venture. The Company remains hopeful that these issues will be resolved early in 2011 such that the planned programs can be completed.
In Canada and the U.S., a total of $6.4 million will be spent by Denison on development stage projects in 2011. In the United States, development of the Pinenut mine is moving forward with initial production anticipated in early 2012, and permitting will be advanced for the EZ1/EZ2 and Canyon deposits. The cost of these programs is estimated at $5.6 million. In Canada, the McClean North underground development feasibility study will be advanced along with continued evaluation of the Midwest development project under the operatorship of majority owner ARC.
Conference Call
Denison is hosting a conference call on Friday March 11, 2011 starting at 10 A.M. (Toronto time) to discuss the 2010 results. The call will be available live through a webcast link on Denison’s website www.denisonmines.com and by telephone at 416-340-8018. A recorded version of the conference call will be available by calling 905-694-9451 (password: 2461552) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.

About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its 60% owned flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.
For further information contact:

Ron Hochstein President and Chief Executive Officer	(416) 979-1991 Extension 232

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010 and the Short Form Prospectus dated March 8, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Qualified Person
The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration and Terry Wetz, Director of Project Development who are Qualified Persons in accordance with the requirements of National Instrument 43-101.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 10, 2011 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2010. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 27 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010 and the Short Form Prospectus dated March 8, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
2010 HIGHLIGHTS
•	Denison’s 2010 production totaled 1,442,000 pounds uranium oxide (“U3O8”) and 2,347,000 pounds of vanadium blackflake (“V2O5”).
•	Uranium sales were 1,839,000 pounds U3O8 at an average price of $47.67 per pound.
•	Vanadium sales totaled 541,000 pounds V2O5 at an average price of $6.44 per pound and 1,003,000 pounds of ferrovanadium (“FeV”) at an average price of $13.40 per pound.
•
At the end of 2010 the Company had 87,000 pounds U3O8 and 679,000 pounds V2O5 and 11,000 pounds FeV in inventory available for sale. Based on spot market prices at December 31, 2010, this inventory has a value of $9,800,000.

•	Denison is essentially debt-free and has a cash balance of $97.6 million.
•
The Company received initial estimates of mineral resources at Zones A and B at the Phoenix deposit at the Wheeler River project in the Athabasca Basin in northern Saskatchewan by SRK Consulting (Canada) Inc., which was retained to independently review and audit the resources in accordance with the requirements of National Instrument 43-101. The report estimated indicated mineral resources at Zone A containing 35,640,000 pounds (the Company’s share 21,380,000 pounds) at an average grade of 18.0% U3O8 and inferred mineral resources at Zone B containing 3,810,000 pounds (the Company’s share, 2,290,000 pounds) at an average grade of 7.3% U3O8 based on a cut-off grade of 0.8% U3O8. Denison is encouraged by these estimates for the potential of Wheeler River in terms of its high grade and size.

•	The Company began development of its Pinenut mine in Arizona in the fourth quarter. Production is expected to commence in 2012.
•	The Company completed equity issues in December raising aggregate gross proceeds of $64,769,000.
•	In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties. These licences are for a period of 25 years.
ABOUT DENISON
Denison was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”) and by articles of arrangement effective December 1, 2006. Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.
Denison is an intermediate uranium producer with production in the U.S. combined with a diversified development portfolio with projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of processing uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property, along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
Strategy
Denison intends to position itself as an important global uranium producer with annual uranium production of not less than 10 million pounds by 2020. This will take place through production from Denison’s currently operating mines and through its ongoing business development activities, including exploration and development of existing projects. Denison will also look to diversify its production geographically and evaluate opportunities to make in-situ uranium recovery a larger component of its production.
The Uranium Industry
Nuclear power capacity and power generation is growing significantly, while uranium production is struggling to catch up after many years of low prices and limited exploration for new deposits required to support the growth of nuclear power and to replace depleting ore bodies. As a result, there is a tight long-term supply-demand balance which can be expected to continue for the foreseeable future. Prices must rise to higher, sustained levels to support the new mines required to meet the increasing demand.
Uranium Demand
As reported by The World Nuclear Association, there are currently 443 nuclear reactors operating worldwide in 29 countries, generating 377.8 gigawatts of electricity and supplying 14% of the world’s electrical requirements. Of greater significance, 62 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 47 reactors under construction. China, in particular, has a very aggressive new build program underway. By 2020, it is estimated that there will be 585 nuclear reactors in operation worldwide, supplying 535 gigawatts. This would represent an increase in the number of reactors of over 32% in only 10 years, with 11 new countries joining the nuclear family.
Nuclear reactors are very capital intensive; therefore economics dictate that they need to be operated to the maximum as base-load power. As a consequence, demand for uranium is nearly non-elastic. Ux Consulting (“UxCo”) has estimated in its “Uranium Market Outlook — Q1 2011”, that uranium demand will grow from 185.2 million pounds of U3O8 in 2010 to 250.3 million pounds in 2020.
While long-term demand is steadily growing, short-term demand is affected in a large part by utilities’ uncovered requirements. Utilities normally purchase the majority of their fuel requirements under long-term contracts. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, the level of uncovered demand is relatively low, so utility buying is purely discretionary and price driven.
Primary Uranium Supply
Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines, primarily in Kazakhstan and Africa, have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 75% of demand and many more mines are required to meet the increasing future demand and to replace mines that are being depleted.
UxCo has estimated in its “Uranium Market Outlook — Q1 2011” that existing mine production plus new planned and potential mine production will increase primary uranium supply from an estimated 139.6 million pounds in 2010 to 246.5 million pounds in 2020 falling short of expected demand of 250.3 million pounds per year. The principal drivers for the increase in primary mine production are expected to be Kazakhstan, which is projected to increase production by over 40% between 2010 and 2020 and new, low-grade mines in Africa. However prices will need to increase appreciably to support the additional higher cost production required to meet these production forecasts.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Secondary Uranium Supply
Every year since 1985, world primary production has been less than uranium consumption and now supplies only approximately 75% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate at the end of 2013. The supply gap created by this termination will need to be made up from new primary mine production.
Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed. The disposition of government inventories held by the United States and Russia will have a market impact over the next 10 to 20 years; however, the rate and timing of this material entering the market is uncertain.
Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3 to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term prices.
UxCo expects that secondary sources of supply will fall from 50 million pounds to 19 million pounds per year from now to 2020.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities must secure their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for four to ten delivery years. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and from governments.
The long-term price moved in a narrow band in 2010. It began the year at $62.00 per pound U3O8, went to a low of $58.00 in March 2010 and eventually ended the year at $65.00 per pound U3O8 at December 31, 2010. Long-term prices are driven more by production cost and future supply-demand forecasts than customer inventories. Long-term prices are less volatile than spot prices.
The spot price began 2010 at $44.50 per pound and remained in the $40 to $44 range for the first half of the year. Beginning in July, spot prices began a steady rise per pound U3O8 to end the year at $62.50 per pound. Prices continued to increase in the first quarter of 2011.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. The top ten producers accounted for over 90% of the world’s primary mine supply in 2010.
Over 70% of the world’s production came from four countries, namely — Kazakhstan, Canada, Australia and Namibia. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.
Marketing Uranium
Denison sells its uranium under a combination of long-term contracts and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In 2010, approximately 30% of Denison’s total sales volume was sold under long term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place. One contract, the KEPCO Offtake Agreement, is for 20% of the Company’s annual production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions. The second contract is for delivery of 1,000,000 pounds of U3O8 from U.S. or Canadian production over a period of five years beginning in 2011. The third contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year.
Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.
The Vanadium Market
As a consequence of the economic crisis that began in mid-2007, world steel production declined significantly and remained at depressed levels throughout 2009. The global steel industry has been undergoing a gentle recovery and has now surpassed 2008 production levels primarily due to continued increases in production in China. Since 92% of the world demand for vanadium goes to the steel industry, this has had a pronounced effect on the vanadium demand and price.
The chemical and titanium alloy industries are the other major consumers of vanadium with 4% each of the world demand.
Vanadium adds strength to high performance steels and strengthens titanium where strength combined with lightness is required for everything from golf clubs to aerospace applications. As the demand for these high strength, high performance steels increases and as new uses are developed for lightweight, high strength titanium, vanadium demand can be expected to increase at a faster rate than the growth of global steel production. The average vanadium content in steel in the developing countries is much lower than that in the developed countries and can be expected to increase, adding to the demand.
While demand is expected to grow over time, supply has the capacity to increase to meet this demand. Many primary producers from ore, in countries such as China, Russia and South Africa, were shut down due to low prices. Production from steel making slag had been cut back or halted. As demand increases and prices strengthen, some of these facilities can be expected to restart or increase production thus moderating any anticipated price increases.
Spot prices during 2010 averaged $6.29 per pound ranging from a low of $5.25 per pound in early January to a high of $7.25 in May. Prices for the last half of the year were steady at about $6.20 per pound.
While long-term demand can be expected to increase, short-term demand is expected to be relatively stable and prices should remain close if not slightly higher than their current level throughout 2011.
Vanadium Marketing
Denison sells its vanadium both as black flake (V2O5) and as ferrovanadium (FeV) through spot sales to industry end-users and to trading companies. Sales during 2010 have been principally into the U.S. market; however, efforts are continuing to expand the Company’s market into Europe, South America and the Far East.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

	Three Months ended	Year ended	Year ended	Year ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(in thousands)	2010	2010	2009	2008

Results of Operations:
Total revenues	$39,232	$128,320	$79,170	$123,184
Net income (loss)	(12,297)	(14,235)	(147,012)	(80,648)
Basic earnings (loss) per share	(0.04)	(0.04)	(0.51)	(0.42)
Diluted earnings (loss) per share	(0.04)	(0.04)	(0.51)	(0.42)

	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,
	2010	2009	2008

Financial Position:
Working capital	$137,098	$75,578	$34,655
Long-term investments	2,955	10,605	10,691
Property, plant and equipment	714,458	691,039	717,433
Total assets	952,474	867,981	885,702
Total long-term liabilities	$131,373	$127,931	$249,716
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $14,235,000 ($0.04 per share) for 2010 compared with net loss of $147,012,000 ($0.51 per share) for 2009.
Revenues
Uranium sales revenue for the fourth quarter was $22,760,000 from the sale of 449,000 pounds U3O8 at an average price of $49.97 per pound. Uranium sales for the same period in 2009 were 548,000 pounds U3O8 at an average price of $44.14 per pound resulting in revenue of $24,800,000. Uranium revenue in the fourth quarter of 2010 also included amortization of the fair value increment related to Denison Mines Inc. (“DMI”) sales contracts of $325,000 (2009 — $622,000).
Uranium sales revenue for the year ended December 31, 2010 totaled $87,978,000. Sales were 1,839,000 pounds U3O8 at an average price of $47.67 per pound. For the year ended December 31, 2009, uranium sales revenue was $59,889,000 from the sale of 1,127,000 pounds U3O8 at an average price of $51.17 per pound. Uranium revenue also included amortization of the fair value increment related to DMI sales contracts of $325,000 (2009 — $2,313,000).
During the fourth quarter the Company sold 314,000 pounds of V2O5 at an average price of $6.34 per pound and 386,000 pounds of FeV at an average price of $12.70 per pound. In the fourth quarter of 2009, the Company sold 11,000 pounds of V2O5 at an average price of $6.00 per pound and 142,000 pounds FeV at an average price of $10.96 per pound. Total vanadium sales revenue for the fourth quarter 2010 was $6,896,000 compared to $1,617,000 in the fourth quarter of 2009.
During the year ended December 31, 2010, the Company sold 1,003,000 pounds of FeV at an average price of $13.40 per pound and 541,000 pounds V2O5 at an average price of $6.44 per pound. Total vanadium sales revenue was $16,934,000. During the year ended December 31, 2009, the Company sold 520,000 pounds of V2O5 at an average price of $3.73 per pound and 229,000 pounds as FeV at an average price of $11.09 per pound. Total vanadium sales revenue was $4,480,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In 2010, Denison processed third party ore at its White Mesa mill under a toll milling agreement. Revenue from toll milling totaled $4,963,000.
Revenue from the environmental services division for the three months and year ended December 31, 2010 was $4,221,000 and $15,492,000 compared to $3,985,000 and $12,226,000 in the same periods in 2009. Revenue from the management contract with UPC for the three months and year ended December 31, 2010 was $487,000 and $2,576,000 compared to $636,000 and $2,522,000 in the same periods in 2009.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 1,731,000 pounds U3O8 for the year ended December 31, 2010 compared with 3,609,000 pounds U3O8 for the year ended December 31, 2009. Denison’s 22.5% share of production totaled 389,000 pounds for the 2010 period and 812,000 pounds for the 2009 period. The feeding of ore to the McClean mill was completed in June and the mill was placed on stand-by in August.
Canadian production costs1 for the year were $30.63 (CDN$31.56) per pound U3O8 compared to $27.51 (CDN$31.41) per pound U3O8 for 2009.
Inventory available for sale from Canadian production was 19,000 pounds U3O8 at December 31, 2010.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years to June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched an application for a judicial review of CNSC’s decision to grant the McClean Lake operating licence. ARG challenged the legality of the licence renewal on the basis of issues related to the Federal and Provincial Governments’ duty to consult with Aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge issued his decision in September 2010, dismissing the application. ARG has launched an appeal of this decision. An adverse decision by the Court could have an impact on the timing of future production.
The White Mesa mill processed alternate feed materials throughout 2010. The mill began processing of Colorado Plateau type ores in mid-March through to October. In November, the mill processed a third party’s ore under a toll milling agreement and then began processing Denison’s Arizona 1 ore in December. Uranium production during the quarter totaled 229,000 pounds U3O8 and 391,000 pounds V2O5 and totaled 1,053,000 pounds U3O8 and 2,347,000 pounds V2O5 for the year ended December 31, 2010 compared to 107,000 pounds U3O8 and nil V2O5 for the three months and 614,000 pounds U3O8 and 501,000 pounds V2O5 in the year ended December 31, 2009.
At December 31, 2010, a total of 92,800 tons of conventional ore was stockpiled at the mill containing approximately 369,000 pounds U3O8 and 1,732,000 pounds V2O5. The Company also had approximately 392,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at December 31, 2010.
Production costs1 at White Mesa for the three months ended December 31, 2010 were $39.30 per pound U3O8 and for the year ended December 31, 2010 were $38.46. Production costs were $32.66 per pound U3O8 in the three months ended December 31, 2009 and $60.33 for the year ended December 31, 2009.
Inventory available for sale from U.S. production was 68,000 pounds U3O8, 679,000 pounds V2O5 and 11,000 pounds FeV at December 31, 2010.
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit; is not supported by the administrative record; and should be dismissed.

[1]
Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
On April 19, 2010, Plaintiffs filed a motion for a preliminary injunction to shut down operations at the mine pending a decision on the merits of the case. A hearing on the motion for an injunction was held on June 11, 2010, and on June 17, 2010 the judge denied the Plaintiffs’ request for preliminary injunctive relief. On July 12, 2010, the Plaintiffs appealed the ruling on the preliminary injunction to the Ninth Circuit Court of Appeals, and on July 14, 2010 filed another motion for preliminary injunction, pending appeal. That motion was denied by the judge on August 11, 2010. On August 16, 2010 the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals. On August 31, 2010, a two-judge panel denied that motion. The appeal to the Court of Appeals of the district judge’s original ruling denying the preliminary injunction was heard on January 14, 2011, and a decision of the Court of Appeals is pending at this time. The original case is ongoing. If the Plaintiffs are successful on the appeal or on the merits, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on the Company.
In August 2009, the Arizona Department of Environmental Quality (“ADEQ”) issued an air quality permit that authorized the restart and operation of the Arizona 1 mine. Despite this authorization by ADEQ and a previous authorization of construction and operation of the mine by the United States Environmental Protection Agency (“EPA”) in 1988, EPA has alleged that a new EPA approval is required at this time, notwithstanding the ADEQ permit. On May 3, 2010, EPA issued a Finding of Violation to Denison alleging non-compliance with the provisions of the Clean Air Act for not obtaining this second EPA approval and associated matters. EPA and Denison are currently in discussions to settle this administrative action which may involve the payment of a stipulated penalty.
On July 29, 2010, Uranium Watch, Living Rivers and Center for Water Advocacy (the “Pandora Plaintiffs”) filed a lawsuit against the U.S. Forest Service (“USFS”) and the Forest Supervisor for the Manti-La Sal National Forest (together, the “Pandora Defendants”) seeking an order declaring that the Pandora Defendants have violated environmental laws in relation to the Company’s Pandora mine, by not requiring an Environmental Assessment or Environmental Impact Statement under the National Environmental Policy Act (“NEPA”) in connection with the USFS’s approval of Plans of Operation authorizing the Company to construct two vent holes and drill 16 uranium exploration holes at the mine. The Pandora Plaintiffs are seeking an order declaring that the Pandora Defendants have violated NEPA and vacating the USFS’ approval of the Plans of Operation for these two projects, and enjoining the USFS from allowing the projects to proceed pending full compliance with the law. The Pandora Plaintiffs also filed a motion for a temporary restraining order and preliminary injunction against the commencement of the projects. Denison has been added as an intervener in this lawsuit. A hearing on the motion for a preliminary injunction was held on September 2, 2010, and on September 14, 2010 the judge denied the Pandora Plaintiff’s request for preliminary injunctive relief. The original case is ongoing. At this time, all of the exploration holes have been drilled and one of the two vent holes has been installed.
On August 17, 2010, EPA issued a Notice of Violation under the Clean Air Act, citing four violations of the National Emission Standards for Hazardous Air Pollutants for underground uranium mines, relating to operations at Denison’s La Sal mines complex in Utah in 2009. Those violations were for alleged failure to obtain prior approval from EPA for the radon monitoring method used at the site, for some gaps in data collection and reporting, and for allegedly exceeding the emission standards at certain receptors using the prescribed air dispersion model. Denison has applied to EPA for approval to continue to use the radon monitoring method at the site, which is the same method used historically by the uranium mining industry. Similarly Denison does not believe the prescribed air dispersion model is sophisticated enough to accurately calculate potential doses from radon to nearby receptors at the La Sal mines, given the complex terrain and other factors at the site, and has applied to EPA for approval to use a more sophisticated air dispersion model. The Clean Air Act provides that, when a person is in violation of certain provisions of the Act, EPA may issue an administrative penalty, issue an order requiring compliance with the requirements, or bring a civil action, among other remedies. Administrative penalties can be based on the number of days of violation, the size of the business, the economic benefit of non-compliance, the seriousness of the violation and other factors, and can be significant. EPA has not issued an order or brought civil enforcement action at this time.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other
Operating costs for the three months and year ended December 31, 2010 include recoveries of $82,000 and $13,191,000 respectively relating to the change in net realizable value provisions on the Company’s uranium and vanadium inventory. For the three months and year ended December 31, 2009 operating costs include write-downs of $6,291,000 and $3,712,000 respectively relating to the change in net realizable value provisions of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $4,189,000 for the three months and $14,063,000 for the year 2010 compared to $3,886,000 and $11,432,000 respectively for the same periods in 2009.
Sales Royalties and Capital Taxes
Sales royalties on Canadian production and capital taxes totaled $201,000 and $2,325,000 for the three months and year ended December 31, 2010 compared with $628,000 and $1,675,000 for the same periods in 2009. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Corporation Capital Tax Act (Saskatchewan). The Government of Saskatchewan also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. The Government of Saskatchewan, in conjunction with the uranium industry in Saskatchewan, is reviewing the current tiered royalty structure with a view to altering it to better align it with current and future industry economics.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2010 exploration expenditures totaled $1,547,000 and $7,526,000 for the year ended December 31, 2010 as compared to $2,553,000 and $10,120,000 for the three months and year ended December 31, 2009.
A majority of the exploration expenditures during 2010 were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,157,000 of which $1,135,000 was expensed in the statement of operations for the three months ended December 31, 2010 and totaled $6,038,000 of which $5,945,000 was expensed in the statement of operations for the year ended December 31, 2010. For the three months ended December 31, 2009, Canadian exploration spending totaled $2,330,000 of which $2,297,000 was expensed and totaled $8,330,000 of which $7,726,000 was expensed for the year ended December 31, 2009.
Exploration expenditures of $262,000 for the three months and $566,000 for the year ended December 31, 2010 were made on the Company’s properties in the United States primarily in the Colorado Plateau.
Exploration expenditures of $129,000 for the three months ended December 31, 2010 ($121,000 for the three months ended December 31, 2009) and of $970,000 for the year ended December 31, 2010 ($2,054,000 for the year ended December 31, 2009) were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian entity, as to 15%. Under the new Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the new law could be applied in practice. In October, the Company and Mon-Atom, the Mongolian state owned uranium company and partner in the GSJV, signed a Memorandum of Understanding (“MOU”). The purpose of the MOU is to establish a co-operative arrangement with Mon-Atom to address the ownership issue in the context of existing agreements between the GSJV and the Government of Mongolia and the Nuclear Energy Law and to establish the basis for negotiation of an Investment Agreement. Discussions are also underway between industry groups and the Mongolian Government in an effort to have some of the provisions amended in the Nuclear Energy Law.
In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties in late March. These licences are for a period of 25 years.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
General and Administrative
General and administrative expenses totaled $4,898,000 for the three months ended December 31, 2010 compared with $3,085,000 for the three months ended December 31, 2009. For the year ended December 31, 2010, general and administrative expenses totaled $14,312,000 compared to $13,883,000 for the same period in 2009. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures. The increased expenditures in 2010 result from increased incentive compensation, a donation to Lundin for Africa and an increase in litigation expenditures.
Stock Option Expense
Stock option expense totaled $594,000 and $1,831,000 for the three months and year ended December 31, 2010 respectively. In fiscal 2009, stock option expense totaled $1,089,000 and $3,847,000 for the three months and year ending December 31, 2009.
Other Income and Expenses
Other income (expense) totaled ($5,337,000) for the three months ended December 31, 2010 compared with $1,961,000 for the three months ended December 31, 2009. For the year ended December 31, 2010, other income (expense) totaled $5,812,000 compared to $(14,551,000) for the same period in 2009. This consists primarily of foreign exchange losses, interest expense and investment disposal gains. Foreign exchange losses totaled $4,998,000 for the three months and $8,003,000 for the year ended December 31, 2010. Other income also included a uranium sales contract termination fee in 2010. In the second quarter, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000. The fee is payable in two installments of $6,000,000 received in June 2010 and $5,000,000 due in March 2011.
OUTLOOK FOR 2011
Denison’s uranium production is expected to total 1.2 million pounds of U3O8 from ore in stockpile and from the Beaver, Pandora and Arizona 1 mines and production from the alternate feed circuit at the White Mesa Mill in the United States. Vanadium production is projected to total approximately 2.2 million pounds of V2O5. The White Mesa mill is anticipated to continue processing conventional ore during most of 2011, except for scheduled maintenance shutdowns. Production of alternate feed material will continue throughout 2011. The cash cost of production is expected to average approximately $43.50 per pound of U3O8 net of vanadium credits. The cash cost per pound reflects the impact of an increase of over 200% of the cost of sulphuric acid as compared to 2010. Capital expenditures on the mines and mill facilities are estimated at $9.7 million.
Uranium sales are forecast to be approximately 1.3 million pounds of U3O8 of which just over 500,000 pounds will be sold into long term contracts and the remainder will be sold on the spot market. Vanadium sales are projected to be 2.8 million pounds V2O5 in 2011.
Denison’s business development activities include advancement of its existing development stage projects and exploration projects and the search for new potential acquisitions. These activities, as part of its Five Year Business Development Plan, are aimed at increasing Denison’s sustainable uranium production to at least 10 million pounds per year by 2020.
In 2011, Denison will participate in exploration programs in Canada and the United States. The total budget for these programs will be $15.0 million of which Denison’s share will be $8.8 million. The Wheeler River program at a total cost of $10.0 million (Denison’s share $6.0 million) represents the most significant of these programs. A 35,000 metre drilling program has begun to test additional areas with known uranium mineralization along the same mineralized trend hosting the Phoenix deposit.
Exploration work in Canada will also be carried out on the Moore Lake, Hatchet Lake, Murphy Lake, Bell Lake, McClean Lake and Wolly projects at a total cost of $3.8 million (Denison’s share $1.6 million). In the United States, drilling is planned on the Beaver mine trend and at the Sunday Complex to outline potential resources which could extend the life of existing operations on these properties. In Arizona, an exploration program on the Company’s DB1 breccia pipe is planned. The total cost of the U.S. exploration program is $1.3 million.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Exploration and development activities will be restarted at the Company’s Mutanga project in Zambia. A 17,000 metre exploration drill program will follow up on positive drilling results obtained in 2008 and metallurgical test work will be undertaken to further define process design criteria and operating costs. The Zambian program will total an estimated $6.2 million.
In Mongolia, a $7.4 million exploration and development program is projected. A $3.0 million, 38,000 metre exploration program is anticipated to be undertaken on license areas that currently do not have defined resources in order to confirm resources and support future work on these license areas. Development activities on license areas which are more advanced will include drilling of initial test patterns and pilot plant design. The implementation of the Mongolian program is contingent upon resolution of outstanding issues with the Mongolian Government regarding the Nuclear Energy Law and the structure of the Gurvan Saihan Joint Venture. The Company remains hopeful that these issues will be resolved early in 2011 such that the planned programs can be completed.
In Canada and the U.S., a total of $6.4 million will be spent by Denison on development stage projects in 2011. In the United States, development of the Pinenut mine is moving forward with initial production anticipated in early 2012, and permitting will be advanced for the EZ1/EZ2 and Canyon deposits. The cost of these programs is estimated at $5.6 million. In Canada, the McClean North underground development feasibility study will be advanced along with continued evaluation of the Midwest development project under the operatorship of majority owner ARC.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2010	2010	2010	2010
(in thousands)	Q4	Q3	Q2	Q1
Total revenues	$39,232	$39,883	$27,230	$21,975
Net income (loss)	(12,297)	(9,521)	16,672	(9,089)
Basic and diluted earnings (loss) per share	(0.04)	(0.03)	0.05	(0.03)

	2009	2009	2009	2009
(in thousands)	Q4	Q3	Q2	Q1
Total revenues	$31,052	$12,748	$13,372	$21,998
Net income (loss)	(36,127)	(91,343)	(18,215)	(1,327)
Basic and diluted earnings (loss) per share	(0.11)	(0.27)	(0.07)	(0.01)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $97,554,000 at December 31, 2010 compared with $19,804,000 at December 31, 2009. The increase of $77,750,000 was due primarily to cash provided by operations of $35,551,000, sales of long-term investments of $8,118,000 and new common share issues totaling $61,250,000 less expenditures on property, plant and equipment of $27,310,000.
Net cash provided by operating activities of $35,551,000 during the year ended December 31, 2010 is comprised of net loss for the year, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease in accounts payable and accrued liabilities of $4,004,000 and an increase of $1,877,000 in inventories and a decrease of $5,176,000 in trade and other receivables.
Net cash used in investing activities was $19,472,000 consisting primarily of expenditures on property, plant and equipment of $27,310,000 less proceeds from the sale of investments of $8,118,000.
Net cash from financing activities totaled $60,565,000 consisting of $61,250,000 from the issue of common shares less $685,000 repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $77,750,000 during the year.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Company has in place a $60,000,000 revolving term credit facility (“the credit facility”). The credit facility contains three financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and 50% of positive Net Income in each fiscal quarter from September 30, 2009, the second requiring a minimum current ratio of 1.10 to 1 and the other requires the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The credit facility terminates on June 30, 2011. There is no debt outstanding under this facility; however $19,816,000 of the line was used as collateral for certain letters of credit at December 31, 2010.
The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.
In February 2011, the Company entered into an agreement with a syndicate of investment dealers who have agreed to purchase 18,300,000 common shares of the Company at a purchase price of CDN$3.55 per common share for aggregate gross proceeds of CDN$64,965,000. The offering is scheduled to close on March 15, 2011.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
The following transactions were incurred with UPC for the periods noted below:

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2010	2009	2010	2009
Revenue
Management fees (including expenses)	487	397	1,614	1,541
Commission fees on purchase and sale of uranium	—	239	962	981

Total	487	$636	2,576	$2,522

At December 31, 2010, accounts receivable includes $281,000 (2009 — $117,000) due from UPC with respect to the fees indicated above.
On November 18, 2010, the Company entered into a uranium concentrate loan agreement with UPC which entitles the Company to borrow 150,000 pounds of U3O8 from UPC. The U3O8 loan is subject to a loan fee and requires collateral in the form of an irrevocable standby letter of credit. The amounts loaned were to be repaid by February 3, 2011 or a later date agreed to by both parties. On December 24, 2010, the Company issued a letter of credit in favour of UPC in the amount of $10,065,000 as collateral for the U3O8 loan. On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC. On February 3, 2011, the repayment date for the U3O8 loan was amended to April 4, 2011 and the letter of credit was increased to $12,045,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The Company has incurred management and administrative service fees of $82,000 (2009:$53,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2010, an amount of $nil (2009: $nil) was due to this company.
In December 2010, the Company agreed to make a donation of $658,000 to Lundin for Africa, a not-for-profit organization with a common director. At December 31, 2010, an amount of $658,000 was due to this organization. Lundin for Africa has programs in Zambia, Mongolia and other countries.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison is approximately 15.8%.
OUTSTANDING SHARE DATA
At March 10, 2011, there were 366,360,915 common shares issued and outstanding and 6,026,014 stock options outstanding to purchase a total of 6,026,014 common shares for a total of 372,386,929 common shares on a fully-diluted basis. The Company has also agreed to issue an additional 18,300,000 common shares under an equity financing which is scheduled to close on March 15, 2011. Under its agreement with Denison, KEPCO is entitled to subscribe for 3,442,000 additional common shares that would allow it to maintain its existing shareholding level in Denison. KEPCO has not yet indicated whether it will exercise its right.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, the total anticipated production from a facility will include estimated toll milling volume. If Denison’s estimated amounts to be processed under toll milling arrangements prove to be significantly different from actual or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, and intangible assets. Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. To test recoverability, the net book value of the long-lived asset is compared to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment is measured as the excess of the carrying value over the fair value, determined principally by discounting the estimated net future cash flows expected to be generated from the use and eventual disposal of the related asset. In the event that the Company has insufficient information about the long-lived asset to estimate future cash flows to test the recoverability of the capitalized cost amounts, the Company will test for impairment by comparing the fair value to the carrying amount without first performing a test for recoverability.
Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in commodity prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill. For reporting units that have recorded goodwill, the estimated fair value of the unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.
Inventory
The Company values its concentrate inventories, work in process and ore stockpiles at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and depletion. Realizable value is based on commodity prices, which can be subject to significant change from period-to-period.
Future Tax Assets and Liabilities
Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be set up, otherwise the Company provides a valuation allowance against the excess. It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Provision for Other than Temporary Impairment in the Value of Investments
The Company reviews those investments that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced significant declines in the market based on critical events and current economic conditions, even if those investments have been below cost for less than a six month period. When a loss in value is considered to be other than a temporary impairment this is recognized in the results of operations. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return, expected dividend yield and an expected forfeiture rate. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.
NEW ACCOUNTING STANDARDS ADOPTED
The Company adopted the following new accounting standards issued by the CICA Handbook effective January 1, 2010:
(a)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2011:
(a)
In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) effective January 1, 2011. As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. The Company will also provide comparative data on an IFRS basis including an opening balance sheet as at January 1, 2010.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS to be effective in the first quarter report 2011. The conversion date for IFRS reporting is January 1, 2011. The restatement for comparative purposes of amounts reported for the year ended December 31, 2010 will also be required.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
The initial diagnostic phase was completed in third quarter 2008. The impact analysis and design phase and the implementation phase were initiated in 2009 and efforts are continuing.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and review by the audit committee; the quantification of impact of changes to the Company’s existing accounting policies on its opening IFRS balance sheet; and the development of draft IFRS financial statements.
The implementation phase involves the implementation of required changes to the Company’s information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.
During the fourth quarter, the preliminary calculation of the IFRS opening balance sheet amounts for January 1, 2010 was completed and details are disclosed below. The Company also made significant progress in the process of restating its interim financial statements for 2010 and the development of a framework for its first time IFRS financial statements. Additional work that is underway includes implementation of information systems and internal control changes required, none of which are significant.
Preliminary IFRS Consolidated Opening Balance Sheet
Denison’s preliminary IFRS opening balance sheet at January 1, 2010 reflects the impact of the applicable IFRS 1 elections that it expects to apply on its transition to IFRS. The opening balance sheet also reflects the impact of accounting policy differences arising from the transition from Canadian GAAP to IFRS. The opening consolidated IFRS balance sheet is preliminary and the final opening balance sheet may reflect further adjustments relating to any new IFRS pronouncements or other items that are identified through the first quarter 2011.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Reconciliation of Consolidated Balance Sheets as previously Reported Under Canadian GAAP and IFRS

				Preliminary
		As at	Effect of	as at
		December 31, 2009	Conversion to	January 1, 2010
(in thousands) (unaudited)	REF	Canadian GAAP basis	IFRS	IFRS basis

ASSETS
Current
Cash and cash equivalents		19,804	—	19,804
Trade and other receivables		13,773	—	13,773
Inventories		52,216	—	52,216
Prepaid expenses and other	A	1,607	(3)	1,604

		87,400	(3)	87,397

Inventories — ore in stockpiles		1,530	—	1,530
Investments		10,605	—	10,605
Prepaid expense and other		287	—	287
Restricted cash and investments		21,656	—	21,656
Property, plant and equipment	B	691,039	(369,644)	321,395
Intangibles		4,436	—	4,436
Goodwill	C	51,028	(51,028)	—

Total Assets		867,981	(420,675)	447,306

LIABILITIES
Current
Accounts payable and accrued liabilities	D	9,508	218	9,726
Current portion of long-term liabilities Post employment benefits		380	—	380
Reclamation and remediation obligations		752	—	752
Debt obligations		869	—	869
Other long-term liabilities		313	—	313

		11,822	218	12,040

Deferred revenue		3,187	—	3,187
Provision for post-employment benefits		3,426	—	3,426
Reclamation and remediation obligations		17,154	—	17,154
Debt obligations		195	—	195
Other long-term liabilities		1,051	—	1,051
Deferred income taxes	E	102,918	(88,856)	14,062

		139,753	(88,638)	51,115

SHAREHOLDERS’ EQUITY
Share capital	F	849,488	848	850,336
Share purchase warrants		5,830	—	5,830
Contributed surplus		39,922	—	39,922
Deficit	G	(242,494)	(260,987)	(503,481)
Accumulated other comprehensive income	H	75,482	(71,898)	3,584

Total Liabilities and Equity		867,981	(420,675)	447,306

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
References
A.	Prepaid and other assets Adjustment results from moving from the temporal to current rate method of foreign exchange translation for Zambia prepaid assets.
B.	Property, plant and equipment

Adjustment to property, plant and equipment assets to reflect impairment amount calculated in accordance with IFRS	(325,849)
Adjustment results from moving from the temporal to current rate method of foreign exchange translation for Zambia property, plant and equipment assets	(23,577)
Adjustment to reflect the unwind of a deferred tax gross-up related to the acquisition of assets of OmegaCorp.	(20,218)

Total adjustment to property, plant and equipment	(369,644)
C.	Goodwill Impairment of goodwill as calculated in accordance with IFRS.
D.
Accounts Payable Effect of using US GAAP accounting for flow through shares due to the absence of IFRS specific guidance. Recognition of the liability related to the “premium” between the quoted price of the Company’s shares at the flow-through share closing date and the amount the investor pays for the actual flow-through shares.

E.	Deferred income taxes

Elimination of deferred tax liability related to the acquisition of OmegaCorp.	(20,218)
Tax effects of other IFRS adjustments	(68,638)

Total adjustment to deferred income taxes	(88,856)
F.	Share Capital Effect of using US GAAP accounting for flow through shares due to the absence of IFRS specific guidance
G.	Deficit

Adjustment results from moving from the temporal to current rate method of foreign exchange translation to opening balances of Zambia	(23,580)
Adjustment to reflect the unwind of a deferred tax gross-up related to the acquisition of assets of OmegaCorp.	(20,218)
Adjustment to property, plant and equipment assets to reflect impairment amount calculated in accordance with IFRS	(325,849)
Impairment of goodwill	(51,028)
Effect of using US GAAP accounting for flow through shares	(1,066)
Adjustment to deferred income taxes	88,856
Reset of cumulative translation adjustment account to zero	71,898

Total adjustment to deficit	(260,987)
H.	Accumulated Other Comprehensive Income Adjustment to reset cumulative translation gains to zero as per IFRS 1 election for cumulative translation differences.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Elected IFRS 1 Exemptions from Full Retrospective Application
Denison’s transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective application of IFRS. The Company evaluated the options available in IFRS 1 and elected to adopt transitional implementation policies in the areas of business combinations, cumulative translation differences and fair value as a deemed cost election. A summary of these transitional accounting policies is given below.
1.	Business Combinations
The Company elected to utilize the option in IFRS 1 to not apply IFRS 3 retrospectively to business combinations completed prior to January 1, 2010. The impact of this policy decision is that all prior business combinations will continue to be accounted for as they originally were under Canadian GAAP.
2.	Cumulative Translation Differences
IFRS 1 provides the option to reset the cumulative translation account within other comprehensive income to zero as of the date of transition to IFRS as an alternative to calculating the retrospective cumulative translation adjustments required to be in compliance with the principles of IAS 21 for the periods prior to transition.
3.	Property, Plant and Equipment
IFRS 1 provides the option to record assets, on an item by item basis, at fair value on transition or at an earlier date as an alternative to full retrospective application of IFRS in accounting for the assets. Denison chooses to adopt this transition policy on an asset by asset basis for its property, plant and equipment and its mineral property assets.
Adoption of IFRS 6 for Exploration and Evaluation Expenditures
Denison elected to adopt the provisions of IFRS 6 which allow the Company to continue with the current accounting policies regarding the accounting for exploration and evaluation expenditures, with the exception of impairment which must follow the guidance provided under IFRS 6.
The current policy is to expense exploration expenditures on mineral properties not sufficiently advanced. An exploration and evaluation asset will no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration and evaluation assets will be assessed for impairment, and any impairment loss recognised, before reclassification.
With respect to impairment, the Company will follow the guidance under IFRS 6 which provides examples of impairment triggering events that are applicable to exploration and evaluation assets:
1.	Right to explore has, or will in the near future, expire and renewal is not expected;

2.	Further exploration and evaluation expenditures are not budgeted or planned;

3.	Decision was made to discontinue activities due to lack of discovery; or

4.	Development is likely but the exploration and evaluation asset is unlikely to be recovered in full.
If an impairment triggering event is noted which may indicate that a write-down is appropriate, an impairment test in accordance with IAS 36 shall be performed. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), which is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets. For mining and milling assets, the CGU’s have been defined based on geographical locations that are consistent with the segments used for disclosure purposes.
Key IFRS Accounting Policies
The following is a summary of key IFRS accounting policies which differ significantly from the comparable Canadian GAAP policies and which were applied in preparing the preliminary consolidated IFRS balance sheet as of January 1, 2010.
Foreign Currency Translation
Items included in the financial statements of each consolidated entity in the Denison group are measured using the currency of the primary economic environment in which the entity operated (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our Canadian, U.S., Zambian and Mongolian entitles, the local currency has been determined to be the functional currency.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The consolidated financial statements are presented in US dollars, which is the Company’s reporting currency.
The financial statements of entities that have a functional currency that is different than the reporting currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the statement of financial position; and income and expenses — at the quarterly average rates (as this is considered a reasonable approximation to actual transactional rates). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.
Income Taxes
The accounting for future or deferred income taxes is fundamentally similar to the current Canadian GAAP standard. However, there are some specific differences that impact deferred tax balances or the amount reported in profit or loss for deferred taxes. Under Canadian GAAP, the cost(benefit) of current and deferred income taxes is typically recognized as income or an expense, and included in profit or loss for the period — except, amongst other items, where any portion of the cost(benefit) relates to a capital transaction in the same period or an item that is credited or charged directly to equity in the same period. Under IFRS, if the transaction that gives rise to a temporary difference is recorded directly in equity, then the cost(benefit) of current and deferred income taxes, whether in the same or a subsequent period, is also recorded directly in equity (rather than in profit or loss). Under Canadian GAAP, where an asset is acquired (other than in a business combination) and the tax basis is less than the cost of the asset, a deferred tax liability is recognized on the asset acquisition, and is added to the cost of the asset through a gross-up calculation. IFRS does not permit the recognition of a deferred tax liability on the initial recognition of an asset, in a transaction that is not a business combination. The carrying value of our deferred tax balances have also changed to the extent that the accounting basis of various assets and liabilities have been adjusted as part of the IFRS conversion.
Flow-Through Shares
Under Canadian GAAP, where flow-through shares are issued, they are initially recorded in share capital at their issue price. When the issuing entity renounces the associated deductions (by filing the prescribed forms) to the investors, the tax effect of the resulting temporary difference is recorded as a cost of issuing the shares (a reduction in share capital). While IFRS does not provide specific guidance on the accounting for flow-through shares, it is generally agreed that the method required by the SEC — under US GAAP — is appropriate. As a result, under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the company’s shares at the flow-through share closing date and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded — with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.
Property, Plant and Equipment
Property, Plant and Equipment Property, plant and equipment are recorded at acquisition or production cost, less accumulated depreciation. Cost includes all expenditures incurred to prepare an asset for its intended use, including the purchase price and installation costs, freight charges, duties and borrowing costs. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Mineral Property Interests
With respect to exploration and evaluation expenditures, the company has adopted the provisions of IFRS 6.
Mineral property costs include acquisition costs relating to acquired mineral use and exploration rights and are capitalized.
Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.
Mineral Properties — Joint Interests
The Company has various interests in development and exploration projects located in Canada which are held through option or joint agreements. Under IFRS, the accounting treatment for these properties will be as follows:
Canadian Properties
The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. Other significant mineral property interests that the Company has in Canada include Wheeler River, Moore Lake, Wolly and Park Creek.
The accounting for these properties was reviewed within the context of the IFRS standards and it was concluded that these joint interests are actually joint ownership arrangements (for accounting purposes). The joint ownership and the contractual obligations are most appropriately presented in the financial statements when they are accounted for using the undivided interest method (which is very similar to the current proportional reporting method used to report these operations under Canadian GAAP).
Impairment Evaluations
The carrying amounts of long-lived assets are reviewed and tested when events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), which is the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets. For mining and milling assets, the CGU’s have been defined based on geographical locations that are consistent with the segments used for disclosure purposes. This definition reflects the strategic linkage of the properties from an operational perspective and/or the management decision-making structure of the operations. Denison Environmental Services (DES) is a distinct business offering and represents a separate CGU.
Impairment Reversals
Where an adjustment to property, plant and equipment assets has been made to reflect impairment amounts calculated in accordance with IFRS and subsequent IFRS 1 election to use fair market values as deemed cost, there will be no future reversal of impairments.
Provision for Environmental Rehabilitation
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitations. Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the future production from the operations to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When expected cash flows change, the revised cash flows are discounted using the risk-free pre-tax discount rate and adjustment is made to the provision.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgment and estimates involved.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CONTRACTUAL OBLIGATIONS
At December 31, 2010, the Company had reclamation liabilities of $17,565,000 consisting of $6,383,000 for U.S. mill and mine obligations, $9,451,000 for Elliot Lake and $1,731,000 for the McClean Lake and Midwest joint ventures.
In addition, the Company’s contractual obligations at December 31, 2010 are as follows:

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$405	200	189	16	$—
Operating lease and other obligations	$22,167	13,551	6,526	2,090	—
ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2010 are $17,565,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds, letters of credit and trust funds as security for these liabilities. At December 31, 2010, the amount of these restricted cash and investments and line of credit collateralizing the Company’s reclamation obligations was $32,697,000.
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2010. Denison is continuing to work with the State of Utah to develop a long-term corrective action plan. A draft of an action plan was submitted by Denison and is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
Elevated concentrations of nitrate and chloride were observed in some monitoring wells at the mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, the Company retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009 and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of Mill activities. UDEQ has reviewed the Report, and has concluded that further investigations are required before it can determine the source of the contamination and the responsibility for clean up. UDEQ and Denison are finalizing a plan and schedule to conduct further investigations. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and, if determined to be the responsibility of the Company, could be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licences in any significant way in the conduct of its business.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favorable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the common shares could continue to be adversely affected.
Market Price of Shares
Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline. If an active market does not exist, investors may lose their entire investment in the Corporation. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financing
If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.
Volatility and Sensitivity to Market Prices
Because the majority of Denison’s revenues is derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Ability to Maintain Obligations Under Credit Facility and Other Debt
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the credit facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI, and by the property of Denison’s material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Public Acceptance of Nuclear Energy and Competition from Other Energy Sources
Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Mineral Reserves and Resources
Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Arizona Strip, EZ Complex, Colorado Plateau, Henry Mountains, GSJV, Mutanga and Dibwe projects are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Innovation and Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.
The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Denison’s U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the BLM has proposed that certain lands around the Grand Canyon National Park, including the lands on which Denison’s Arizona Strip mines are located, be withdrawn by Congress from location and entry under the mining laws, and is in the process of conducting various studies and analyses to support a final decision on whether or not to proceed with a withdrawal of all or a portion

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
of those lands. If any lands are withdrawn, no new mining claims may be filed on the lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the resource constitutes the discovery of a valuable mineral deposit. Denison believes that its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, certain of those projects have approved plans of operations which, absent modification, would not require a mineral examination. However, there can be no guarantee that, if lands are withdrawn and a mineral examination is performed, the mineral examination would not result in one or more of Denison’s mining claims being considered invalid, which could prevent a project from proceeding.
There is also a risk that Denison’s title to, or interest in, its properties outside the United States may be subject to defects or challenges. This may be true particularly in countries outside North America, where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing and assumptions as to future commodity prices.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes and varying conditions in the commodity markets.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the New Law, which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.
There are a number of provisions under the New Law that could significantly adversely affect the GSJV, in which Denison holds a 70% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the New Law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will apply the New Law to the GSJV, in light of the existing Mineral Agreement between the GSJV and the Government of Mongolia, or to licences held by the GSJV that are not subject to the Mineral Agreement.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful, and it is possible that some of Denison’s customers could fail to pay for the uranium or vanadium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Disclosure and Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.
Potential Influence of KEPCO
As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 15% of Denison’s common shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of Denison’s common shares, it will be entitled to appoint one director. KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.
The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy Inc. all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred herein or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration and Terry Wetz, Director of Project Development, who are Qualified Persons in accordance with the requirements of National Instrument 43-101.

Responsibility for Financial Statements
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.
The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditors. Their report outlines the scope of their examination and expresses their opinions on the consolidated financial statements and internal control over financial reporting.

“Ron F. Hochstein”	“James R. Anderson”

Ron F. Hochstein	James R. Anderson
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

March 10, 2011
Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010.
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.
Changes to Internal Control over Financial Reporting
There has not been any change in the Company’s internal control over financial reporting that occurred during 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Independent Auditor’s Report
To the Shareholders of Denison Mines Corp.
We have completed integrated audits of the consolidated financial statements of Denison Mines Corp. for 2010 and 2009 and of its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Denison Mines Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years then ended, and the related notes including a summary of significant accounting policies.
Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2010 and 2009 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.
An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Report on internal control over financial reporting
We have also audited Denison Mines Corp.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.
We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.
Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Opinion
In our opinion, Denison Mines Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by COSO.
“PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 10, 2011

DENISON MINES CORP.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2010	2009
ASSETS
Current
Cash and cash equivalents	$97,554	$19,804
Trade and other receivables (note 3)	20,236	13,773
Inventories (note 4)	32,387	52,216
Prepaid expenses and other	1,917	1,607

	152,094	87,400

Inventories — ore in stockpiles (note 4)	2,204	1,530
Investments (note 5)	2,955	10,605
Prepaid expenses and other	104	287
Restricted cash and investments (note 6)	22,946	21,656
Property, plant and equipment (note 7)	714,458	691,039
Intangibles (note 8)	3,794	4,436
Goodwill (note 9)	53,919	51,028

	$952,474	$867,981

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,753	$9,508
Current portion of long-term liabilities:
Post-employment benefits (note 10)	402	380
Reclamation and remediation obligations (note 11)	641	752
Debt obligations (note 12)	200	869
Other long-term liabilities (note 13)	—	313

	14,996	11,822

Deferred revenue	3,339	3,187
Provision for post-employment benefits (note 10)	3,617	3,426
Reclamation and remediation obligations (note 11)	16,924	17,154
Debt obligations (note 12)	205	195
Other long-term liabilities (note 13)	1,105	1,051
Future income tax liability (note 14)	106,183	102,918

	146,369	139,753

SHAREHOLDERS’ EQUITY
Share capital (note 15)	910,484	849,488
Share purchase warrants (note 16)	5,830	5,830
Contributed surplus (notes 17 and 18)	41,658	39,922
Deficit	(256,729)	(242,494)
Accumulated other comprehensive income (note 19)	104,862	75,482

	806,105	728,228

	$952,474	$867,981

Issued and outstanding common shares (note 15)	366,200,665	339,720,415

Commitments and contingencies (note 25)
Subsequent events (note 26)
On Behalf of the Board of Directors:

“Ron F. Hochstein” Director	“Catherine J. G. Stefan” Director
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars except for per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009

REVENUES (note 21)	$128,320	$79,170

EXPENSES
Operating expenses (note 20)	122,549	98,145
Sales royalties and capital taxes	2,325	1,675
Mineral property exploration	7,526	10,120
General and administrative	14,312	13,883
Stock option expense (note 18)	1,831	3,847
Mineral properties impairment (note 7)	—	100,000
Intangibles impairment (note 8)	—	359
Goodwill impairment (note 9)	—	22,136

	148,543	250,165

Loss from operations	(20,223)	(170,995)
Other income (expense) (note 20)	5,812	(14,551)

Loss before taxes	(14,411)	(185,546)

Income tax recovery (expense) (note 14):
Current	(355)	1,691
Future	531	36,843

Net loss for the year	$(14,235)	$(147,012)

Net loss per share
Basic	$(0.04)	$(0.51)
Diluted	$(0.04)	$(0.51)

Weighted-average number of shares outstanding (in thousands)
Basic	340,826	286,421
Diluted	340,826	286,421

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009

Share capital
Balance at beginning of year	$849,488	$666,278
New shares issued-net of issue costs	61,091	185,034
New shares issued under stock option plans	159	—
Fair value of stock options exercised	95	—
Renunciation of flow-through share liabilities	(349)	(1,824)

Balance at end of year	$910,484	$849,488

Share purchase warrants
Balance at beginning of year	$5,830	$11,728
Warrants expired	—	(5,898)

Balance at end of year	$5,830	$5,830

Contributed surplus
Balance at beginning of year	$39,922	$30,537
Stock-based compensation expense	1,831	3,847
Fair value of stock options exercised	(95)	—
Warrants expired	—	5,898
Warrants expired-tax effect	—	(360)

Balance at end of year	$41,658	$39,922

Deficit
Balance at beginning of year	$(242,494)	$(95,482)
Net loss for the year	(14,235)	(147,012)

Balance at end of year	$(256,729)	$(242,494)

Accumulated other comprehensive income (loss)
Balance at beginning of year	$75,482	$(4,709)
Unrealized gain (loss) on investments change-net of tax	(2,490)	3,368
Foreign currency translation change	31,870	76,823

Balance at end of year	$104,862	$75,482

Total shareholders’ equity	$806,105	$728,228

Comprehensive income (loss)
Net loss for the year	$(14,235)	$(147,012)
Unrealized gain (loss) on investments change-net of tax	(2,490)	3,368
Foreign currency translation change	31,870	76,823

Comprehensive income (loss) for the year	$15,145	$(66,821)

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
CASH PROVIDED BY (USED IN):	2010	2009

OPERATING ACTIVITIES
Net loss for the year	$(14,235)	$(147,012)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	60,598	36,324
Investments impairment	181	149
Mineral properties impairment	—	100,000
Intangibles impairment	—	359
Goodwill impairment	—	22,136
Stock-based compensation	1,831	3,847
Gains on asset disposals	(2,739)	(5,679)
Losses (gains) on restricted investments	(207)	809
Non-cash inventory adjustments	(12,655)	4,290
Future income tax recovery	(531)	(36,843)
Foreign exchange	8,003	17,476
Net change in non-cash working capital items (note 20)	(4,695)	(38,298)

Net cash provided by (used in) operating activities	35,551	(42,442)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	(880)	200
Purchase of investments	(17)	(711)
Proceeds from sale of investments	8,118	11,128
Expenditures on property, plant and equipment	(27,310)	(38,850)
Proceeds from sale of property, plant and equipment	1,566	1,914
Increase in restricted cash and investments	(949)	(797)

Net cash used in investing activities	(19,472)	(27,116)

FINANCING ACTIVITIES
Decrease in debt obligations	(685)	(99,620)
Issuance of common shares for cash:
New share issues	61,091	185,034
Exercise of stock options and warrants	159	—

Net cash provided by financing activities	60,565	85,414

Net increase in cash and cash equivalents	76,644	15,856
Foreign exchange effect on cash and cash equivalents	1,106	742
Cash and cash equivalents, beginning of year	19,804	3,206

Cash and cash equivalents, end of year	$97,554	$19,804

Cash and cash equivalents comprised of:
Cash	46,846	19,804
Cash equivalents	50,708	—

	$97,554	$19,804

Supplemental cash flow disclosure:
Interest paid	27	1,576
Income taxes paid (recovered)	(1,369)	450

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide, or V2O5. The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.
Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
References to “2010” and “2009” refer to the year ended December 31, 2010 and the year ended December 31, 2009 respectively.
2.	SUMMARY OF SIGNIFICANT MINING INTERESTS AND ACCOUNTING POLICIES
Basis of Presentation
These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in note 27.
Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at December 31, 2010:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake Joint Venture	Canada	22.50%
Midwest Joint Venture	Canada	25.17%

Significant Accounting Policies
The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:
a) Principles of Consolidation
These consolidated financial statements include the accounts of DMC, its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.
The companies and ventures controlled by DMC are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financing, investing and strategic operating policies without co-operation of others in order to benefit from its activities.
The companies and ventures jointly controlled by DMC are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.
The companies and ventures in which DMC exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.
Variable Interest Entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures) are consolidated by the Company if it is the primary beneficiary who will absorb the majority of the entities expected losses and / or expected residual returns.
b) Use of Estimates
The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the quantities and net realizable value of inventories, assumptions used in impairment testing and valuation of long-lived assets, determination of reporting units and the valuation of reporting units for goodwill determination, determination of useful lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.
c) Foreign Currency Translation
The Company’s currency of measurement for its Canadian operations is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its self sustaining Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Foreign currency translation gains and losses are recorded in accumulated other comprehensive income which will be recognized in the results of operations upon the dilution or other reduction in equity of the net investment.
The Company’s fully integrated subsidiaries are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in the results of operations as a component of “Other income (expense)”. Foreign currency transactions are translated using the exchange rates prevailing at the rate of exchange in effect at the date the transactions are recognized in income. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the results of operations.

d) Income Taxes
Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized.
e) Flow-Through Common Shares
The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. The foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers at the time of renunciation by the Company.
f) Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and cash equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted cash and cash equivalents.
g) Inventories
Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.
Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.
In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.
Mine and mill supplies are valued at the lower of average cost and net realizable value as measured by replacement cost.
h) Investments
Equity investments over which the Company does not exercise significant influence are accounted for as available for sale securities.
Equity investments over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.
i) Property, Plant and Equipment
Property, plant and equipment
Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairment, if applicable. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.

Mineral Property Acquisition, Exploration and Development Costs
Mineral property costs include acquisition costs relating to acquired mineral use and exploration rights and are capitalized.
Exploration and development expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.
Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.
Impairment of Long-Lived Assets
Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. To test recoverability, the net book value of the long-lived asset is compared to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment is measured as the excess of the carrying value over the fair value, determined principally by discounting the estimated net future cash flows expected to be generated from the use and eventual disposal of the related asset. In the event that the Company has insufficient information about the long-lived asset to estimate future cash flows to test the recoverability of the capitalized cost amounts, the Company will test for impairment by comparing the fair value to the carrying amount without first performing a test for recoverability.
j) Asset Retirement Obligations
Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any residual value being recorded in the statement of operations.
The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.
k) Goodwill
Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill and allocated to the applicable reporting unit. Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

l) Post-Employment Benefits
The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.
m) Revenue Recognition
Revenue from the sale of mineral concentrates to customers is recognized when persuasive evidence of an arrangement exists, delivery has occurred under the terms of the arrangement, the price is fixed or determinable and collection is reasonably assured. For uranium, revenue is typically recognized when delivery is effected by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.
Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.
Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.
Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.
Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to or from UPC.
n) Stock-Based Compensation
The Company uses a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.
o) Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.
p) Financial Instruments — Recognition and Measurement / Presentation and Disclosure
Financial assets and financial liabilities are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain financial instruments that arise in related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, available-for-sale, loans and receivables, held-to-maturity, or other financial liabilities. The held-for-trading classification is applied when an entity is “trading” in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the initial fair value of the related financial instrument.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized on the Consolidated Statement of Operations. Financial assets classified as available-for-sale are measured at fair value with changes in those fair values recognized in other comprehensive income. Financial assets classified as loans and receivables, held to maturity or other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized in the results of operations.
For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method.
The Company has implemented the following classifications:
•	Cash and cash equivalents (including restricted cash and investments) are classified as held-for-trading and any period change in fair value is recorded through the results from operations.

•
Trade and other receivables and Notes receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

•
Investments are classified as available-for-sale and any period change in fair value is recorded through other comprehensive income. Where the investment experiences an other-than-temporary decline in value, the loss is recognized in the results of operations.

•
Accounts payable and accrued liabilities and Debt obligations are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in other income, as applicable.

New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the CICA Handbook effective January 1, 2010:
a)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

Accounting Standards Issued but not yet Adopted
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2011:
a)
In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) effective January 1, 2011. As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. The Company will also provide comparative data on an IFRS basis including an opening balance sheet as at January 1, 2010.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
3.	TRADE AND OTHER RECEIVABLES
The trade and other receivables balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Trade receivables—mineral concentrate sales	$5,631	$9,422
Trade receivables-other	6,903	2,114
Trade and other receivables in joint ventures	375	928
Sales tax receivables	228	1,127
Sundry receivables	6,242	182
Note and lease receivables	857	—

	$20,236	$13,773

4.	INVENTORIES
The inventories balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Uranium concentrates and work-in-progress (1)	$9,769	$19,921
Vanadium concentrates and work-in-progress (2)	4,390	442
Inventory of ore in stockpiles	14,772	28,366
Mine and mill supplies	5,660	5,017

	$34,591	$53,746

Inventories—by duration:
Current	$32,387	$52,216
Long-term—ore in stockpiles	2,204	1,530

	$34,591	$53,746

(1)	The Uranium concentrates and work-in-progress inventory is presented net of a write-down of $nil as at December 31, 2010 and $5,910,000 as at December 31, 2009.

(2)	The Vanadium concentrates and work-in-progress inventory is presented net of a write-down of $21,000 as at December 31, 2010 and $7,302,000 as at December 31, 2009.
Operating expenses include recoveries of $13,191,000 and write-downs of $3,712,000 relating to the change in the net realizable value provisions of the Company’s uranium and vanadium inventories for the years ending December 31, 2010 and 2009 respectively.
Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.

5.	INVESTMENTS
The investments balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Investments
Available for sale securities at fair value	$2,955	$10,605

	$2,955	$10,605

At December 31, 2010, investments consist of equity instruments of three publicly-traded companies at a fair value of $2,955,000 (December 31, 2009: $10,605,000).
Investment Sales
During 2010, the Company sold equity interests in three public companies for cash consideration of $8,118,000. The resulting gain of $3,333,000 has been included in other income (expense) in the consolidated statements of operations (see note 20).
During 2009, the Company sold equity interests in three public companies for cash consideration of $11,128,000. The resulting gain of $5,532,000 has been included in other income (expense) in the consolidated statements of operations (see note 20).
Investment Purchases
During 2010, the Company acquired additional equity interests in one public company at a cost of $17,000.
During 2009, the Company acquired additional equity interests in two public companies at a cost of $711,000.
Investment Impairments
During 2010, the Company recorded impairment charges of $181,000 on its investments (see note 20).
During 2009, the Company recorded impairment charges of $149,000 on its investments (see note 20).
6.	RESTRICTED CASH AND INVESTMENTS
The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Cash	$504	$23
Cash equivalents	6,459	3,066
Investments	15,983	18,567

	$22,946	$21,656

Restricted cash and investments — by item:
U.S. mill and mine reclamation	$20,315	$19,564
Elliot Lake reclamation trust fund	2,631	2,092

	$22,946	$21,656

U.S. Mill and Mine Reclamation
The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2010, the Company had not deposited any additional monies into its collateral account (2009: $nil).

Elliot Lake Reclamation Trust Fund
The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2010, the Company withdrew $918,000 (CDN$950,000) (2009: $943,000 (CDN$1,034,000)) and deposited an additional $1,313,000 (CDN$1,358,000) into the Elliot Lake Reclamation Trust Fund (2009: $1,109,000 (CDN$1,352,000)).
7.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Plant and equipment:
Cost	$182,523	$172,675
Construction-in-progress	21,376	11,861
Accumulated depreciation	(38,638)	(27,915)

	$165,261	$156,621

Mineral properties:
Cost	$721,338	$686,457
Impairment	(103,441)	(103,441)
Accumulated amortization	(68,700)	(48,598)

	$549,197	$534,418

Net book value	$714,458	$691,039

Net book value—continuity summary:
Opening	$691,039	$717,433
Additions	30,909	44,254
Depreciation and amortization	(28,983)	(27,171)
Impairment	—	(100,000)
Write-down	—	(382)
Disposals	(2,159)	(1,371)
Reclamation asset adjustment	448	349
Foreign exchange	23,204	57,927

	$714,458	$691,039

Plant and Equipment — Mining
The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.
The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so throughout 2011 and into 2012. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling mill feed.
During 2009, the Company recorded a write-down of $382,000 associated with the planned disposal of certain of its mining equipment at its McClean Lake mining operation. During 2010, the Company completed the disposal of this equipment for proceeds of $1,455,000. The resulting realized loss on disposal of $468,000 has been included in the amount reported in other income (expense) in the consolidated statements of operations.

Plant and Equipment — Services and Other
The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
The most significant of the Company’s mineral property interests are as follows:
Canada
The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage.
Other significant mineral property interests that the Company has in Canada but which are not yet in the development stage include:
a)	Wheeler River — the Company has a 60% interest in the project (located in the Athabasca Basin);

b)	Moore Lake — the Company has a 75% interest in the project (located in the Athabasca Basin) subject to a 2.5% net smelter return royalty;

c)	Wolly — the Company has a 22.5% interest in the project (located in the Athabasca Basin); and

d)
Park Creek — In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over six years to earn an additional 26% interest. As at December 31, 2010, the Company has incurred a total of CDN$4,218,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.

United States
The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip and Henry Mountains mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.
Mongolia
The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.
Zambia
The Company has a 100% interest in the Mutanga project located in Zambia.
In 2009, the Company tested the Mutanga project mineral property for impairment as a result of additional information becoming available concerning estimated mining recoveries within the current mine plan, increases in project cost estimates and a decline in the long term uranium price outlook at the time. The carrying value of the project failed the stage one impairment test based on the revised outlook. As a result, the Company undertook a stage two impairment test and assessed the fair value of the Mutanga project by estimating the value of the project’s resource potential based on published market value comparables for companies operating in a similar geographical area. The Company assessed the comparability of the market value data by looking at the nature of the mineral properties held by the other companies including the size, stage of exploration and development, forecast cost structure, estimated grade and political stability of the country in which the projects are located to determine an appropriate fair value.
The Company recorded a pre-tax impairment charge of $100,000,000 representing the excess of carrying value of the mineral property over the fair value derived during the stage two impairment test. The impairment charge has been recorded in the Africa mining segment (see note 21). The Company also recorded a $30,000,000 future tax recovery as a result of the impairment charge.

8.	INTANGIBLES
Intangibles consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Cost	$8,189	$7,791
Impairment	(359)	(359)
Accumulated amortization	(4,036)	(2,996)

	$3,794	$4,436

Net book value-by item:
UPC management services agreement
Cost	7,439	7,041
Accumulated amortization	(3,645)	(2,605)
Urizon technology licenses
Cost	750	750
Accumulated amortization and impairment	(750)	(750)

	$3,794	$4,436

Net book value—continuity summary
Opening	$4,436	$4,978
Impairment	—	(359)
Amortization	(862)	(855)
Foreign exchange	220	672

	$3,794	$4,436

UPC Management Services Agreement
The UPC management services agreement is associated with the acquisition of DMI in 2006. The contract is being amortized over its 8 year estimated useful life.
Urizon Technology Licenses
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture). The purpose of the joint venture is to pursue an alternate feed program for the White Mesa mill which is focused on a portion of the U.S. Department of Energy (“DOE”) excess uranium inventories. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities. This Urizon technology license represents the Company’s 50% interest in Urizon’s technology licenses.
As at December 31, 2009, the DOE material has not yet been processed and remains a component of the DOE uranium management plan. Due to delays and uncertainty in the DOE’s plans for the management of this material and the fact that the Urizon program may not ultimately be the chosen disposition option, the Company has recorded a pre-tax impairment charge of $359,000 in 2009 to adjust the carrying value of the Urizon Technology license to $nil. The impairment charge has been recorded in the U.S mining segment (see note 21).

9.	GOODWILL
A continuity summary of goodwill is presented below:

	December 31,	December 31,
(in thousands)	2010	2009

Goodwill, beginning of year	$51,028	$63,240
Impairment charge	—	(22,136)
Foreign exchange	2,891	9,924

Goodwill, end of year	$53,919	$51,028

Goodwill-by business unit:
Canada mining segment	$53,919	$51,028

The Company’s acquisition of DMI in 2006 was accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the Company’s Canadian mining segment.
In 2009, based on management’s revised outlook for its Canada mining segment, the Company recorded an impairment charge of $22,136,000 representing the carrying value of the goodwill in excess of fair value. Fair value was determined by using estimated future net cash flows which included estimated recoverable reserves, future consensus prices, future foreign exchange rates and estimated operating and capital costs.
10.	POST-EMPLOYMENT BENEFITS
The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.
The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 1, 2008. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	7.50%
Initial medical cost growth rate per annum	11.00%
Medical cost growth rate per annum decline to	5.00%
Year in which medical cost growth rate reaches its final level	2014
Dental cost growth rate per annum	4.00%

Post-employment benefits consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Accrued benefit obligation	$3,820	$3,594
Unamortized experience gain	199	212

	$4,019	$3,806

Post-employment benefits liability-by duration:
Current	$402	$380
Non-current	3,617	3,426

	$4,019	$3,806

Post-employment liability—continuity summary:
Opening	$3,806	$3,357
Benefits paid	(266)	(281)
Interest cost	286	221
Amortization of experience gain	(24)	(18)
Foreign exchange	217	527

	$4,019	$3,806

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 10.7 years as per the December 1, 2008 actuarial valuation.
11.	RECLAMATION AND REMEDIATION OBLIGATIONS
Reclamation and remediation obligations consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Reclamation and remediation liability-by location:
U.S. Mill and Mines	$6,383	$8,609
Elliot Lake	9,451	8,155
McClean Lake and Midwest Joint Ventures	1,731	1,142

	$17,565	$17,906

Reclamation and remediation liability—by duration:
Current	$641	$752
Non-current	16,924	17,154

	$17,565	$17,906

Reclamation and remediation liability-continuity summary:
Opening	$17,906	$19,346
Accretion	1,309	1,482
Expenditures incurred	(1,249)	(1,051)
Liability adjustments — income statement	(1,391)	(3,478)
Liability adjustments — balance sheet	448	350
Foreign exchange	542	1,257

	$17,565	$17,906

Site Restoration: U.S. Mill and Mines
The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimates for the White Mesa mill and U.S. mines are $4,091,000 (2009: $6,054,000) and $2,292,000 (2009: $2,555,000), respectively. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 6.19% to 7.17% (2009: 6.75% to 7.50%). The undiscounted amount of estimated future reclamation costs is $34,972,000 (2009: $28,033,000). Reclamation costs are expected to be incurred between 2012 and 2040.

Site Restoration: Elliot Lake
The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 6.48% (2009: 7.0%). The undiscounted amount of estimated future reclamation costs is $51,080,000 (CDN$50,806,000) (2009: $46,964,000 (CDN$49,358,000)).
Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 6).
Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture
The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 6.48% (2009: 7.0%). The undiscounted amount of estimated future reclamation costs is $19,705,000 (CDN$19,599,000) (2009: $20,421,000 (CDN$21,461,000)). Reclamation costs are expected to be incurred between 2025 and 2052.
Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CDN$9,698,000.
12.	DEBT OBLIGATIONS
Debt obligations consist of:

	At December 31	At December 31
(in thousands)	2010	2009

Notes payable and other financing	$405	$1,064

	$405	$1,064

Debt obligations—by duration:
Current	200	869
Non-current	205	195

	$405	$1,064

Revolving Line of Credit
The Company has in place a $60,000,000 revolving term credit facility (the “facility”) with the Bank of Nova Scotia. The maturity date of the facility is June 30, 2011.
The facility contains three financial covenants: one based on maintaining a certain level of tangible net worth, a second requiring a minimum current ratio to be maintained and the other requiring the Company to reduce borrowings under the facility to $35,000,000 for a period of time each quarter before drawing further amounts.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. During 2010, the Company has not incurred any interest under the facility. In 2009, the Company incurred $1,423,000 of interest under the facility. The weighted average interest rate paid by the Company during 2009 was 2.70%.
As at December 31, 2010, the Company has no outstanding borrowings under the facility (December 31, 2009 — $nil). At December 31, 2010, approximately $19,816,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2009 — $9,228,000).
The Company has deferred $1,257,000 (CDN$1,250,000) of incremental costs associated with the set-up and subsequent amendment of the facility. These costs are being amortized over the three year term of the facility. The unamortized portion of the asset is included in prepaid expenses and other on the consolidated balance sheets.
Scheduled Debt Obligation Maturities
The table below represents currently scheduled maturities of debt obligations over the next 4 years when it will be paid in full:

(in thousands)

2011	$200
2012	111
2013	78
2014	16
13.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At December 31	At December 31
(in thousands)	2010	2009

Unamortized fair value of sales contracts	$—	$313
Unamortized fair value of toll milling contracts	1,005	951
Other	100	100

	$1,105	$1,364

Other long-term liabilities—by duration:
Current	—	313
Non-current	1,105	1,051

	$1,105	$1,364

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

14.	INCOME TAXES
The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2010	2009

Combined basic tax rate	31.0%	33.0%

Loss before taxes	$(14,411)	$(185,546)

Income tax expense (recovery) at basic tax rate	(4,467)	(61,230)
Non-deductible amounts	3,833	12,569
Non-taxable amounts	(2,730)	(3,936)
Previously unrecognized future tax assets	(359)	(2,579)
Difference in foreign tax rates	2,600	3,874
Change in valuation allowance	26	15,557
Impact of legislative changes	—	(2,292)
Other	921	(497)

Tax recovery per consolidated financial statements	$(176)	$(38,534)

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

	December 31,	December 31,
(in thousands)	2010	2009

Future income tax assets:
Inventory	$—	$2,500
Property, plant and equipment, net	8,646	9,277
Investments	—	772
Deferred revenue	1,378	1,302
Post-employment benefits	1,081	1,015
Reclamation and remediation obligations	5,643	5,994
Other long-term liabilities	270	367
Tax loss carryforwards	58,367	41,687
Other	9,602	9,079

	84,987	71,993
Future income tax liability:
Inventory	(3,089)	(918)
Long-term investments	(188)	(143)
Property, plant and equipment, net	(146,928)	(132,939)
Intangibles	(1,021)	(1,182)
Other	(1,877)	(1,688)

Future tax liabilities — net	(68,116)	(64,877)

Valuation allowance	(38,067)	(38,041)

Net future income tax liabilities	$(106,183)	$(102,918)

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.

At December 31, 2010, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Australia	$485	Unlimited
Canada	39,679	2028–2030
Mongolia	504	2011–2018
United States	112,282	2026–2030
Zambia	5,813	2011–2020
The tax benefit of the above Australian, Canadian, Mongolian, United States and Zambian non-capital loss carry-forwards has not been recognized in the financial statements.
15.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	142,425,000	193,646
New issue gross issue costs	—	(8,612)
Renunciation of flow-through share liability	—	(1,824)

	142,425,000	183,210

Balance at December 31, 2009	339,720,415	$849,488

Issued for cash:
New issue gross proceeds	26,400,000	64,769
New issue gross issue costs	—	(3,678)
Exercise of stock options	80,250	159
Renunciation of flow-through share liability	—	(349)
Fair value of stock options exercised	—	95

	26,480,250	60,996

Balance at December 31, 2010	366,200,665	$910,484

New Issues
In December 2010, the Company completed a private placement of 25,000,000 special warrants at a price of CDN$2.45 per special warrant for gross proceeds of $60,613,000 (CDN$61,250,000). Each special warrant entitled the holder to receive one common share of the Company within three days after the issuance of a final prospectus receipt by the applicable securities regulatory authorities. The final prospectus receipt was received by the Company on December 20, 2010 and, accordingly, all special warrants were converted into common shares.
In December 2010, the Company completed a private placement of 1,400,000 flow-through special warrants at a price of CDN$3.00 per flow-through special warrant for gross proceeds of $4,156,000 (CDN$4,200,000). Each flow-through special warrant entitled the holder to receive one flow-through common share of the Company within three days after the issuance of a final prospectus receipt by the applicable securities regulatory authorities. The final prospectus receipt was received by the Company on December 20, 2010 and, accordingly, all flow-through special warrants were converted into flow-through common shares.
In June 2009, the Company completed an equity financing of 73,000,000 common shares at a price of CDN$1.30 per share for gross proceeds of $82,522,000 (CDN$94,900,000). Of the 73,000,000 shares issued, 58,000,000 were issued to a subsidiary of Korea Electric Power Corporation (“KEPCO”) and 15,000,000 shares were issued to entities affiliated with Lukas Lundin, a director of the Company.

In June 2009, the Company completed a bought deal financing of 40,000,000 common shares at a price of CDN$2.05 per share for gross proceeds of $71,144,000 (CDN$82,000,000).
In June 2009, the Company completed a private placement of 675,000 flow-through common shares at a price of CDN$2.18 per share for gross proceeds of $1,297,000 (CDN$1,471,500). The shares were issued to a former director of the Company.
In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per share for gross proceeds of $38,683,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at December 31, 2010, the Company estimates that it has spent CDN$50,000 of its CDN$4,200,000 December 2010 flow-through share obligation. The Company renounced the income tax benefits of this issue to its subscribers in February 2011.
As at December 31, 2010, the Company has fully met its CDN$1,471,500 June 2009 flow-through share obligation. The Company renounced the income tax benefits of the issue to its subscriber in February 2010.
16.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and associated dollar amount is presented below:

	Weighted Average	Number of	Fair
(in thousands except share amounts	Exercise Price	Common Shares	Value
and price per share)	Per Share (CDN$)	Issuable	Amount

Balance outstanding at December 31, 2008	8.70	9,564,915	$11,728

Warrants expired (2)	5.21	(3,156,915)	(5,898)

	5.21	(3,156,915)	(5,898)

Balance outstanding at December 31, 2009	10.42	6,408,000	$5,830

Balance outstanding at December 31, 2010	10.42	6,408,000	$5,830

Balance exercisable at December 31, 2010	10.42	6,408,000	$5,830

Balance outstanding — by warrant series March 2006 series (1)	10.42	6,408,000	5,830

Balance outstanding at December 31, 2010	10.42	6,408,000	$5,830

(1)
The March 2006 series had an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on March 1, 2011. Upon expiry, 6,408,000 (or 2,225,000 before adjusting for the exchange ratio) of the warrants expired unexercised.

(2)
The November 2004 series had an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on November 24, 2009. Upon expiry in 2009, 3,156,915 (or 1,096,141 before adjusting for the exchange ratio) of the warrants expired unexercised.

17.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

	December 31,	December 31,
(in thousands)	2010	2009

Balance, beginning of year	$39,922	$30,537
Stock-based compensation expense (note 18)	1,831	3,847
Fair value of stock options exercised	(95)	—
Warrant expiries	—	5,898
Warrant expiries-tax	—	(360)

Balance, end of year	$41,658	$39,922

18.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20,000,000 common shares. As at December 31, 2010, an aggregate of 12,044,525 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		2010		2009
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Stock options outstanding, beginning of year	8,084,990	$2.97	5,536,384	$7.11
Granted	407,000	1.43	5,491,500	2.08
Exercised	(80,250)	2.03	—	—
Expired	(2,125,651)	3.78	(2,942,894)	9.09

Stock options outstanding, end of year	6,286,089	$2.61	8,084,990	$2.97

Stock options exercisable, end of year	4,299,671	$2.85	4,962,689	$3.32

A summary of stock options outstanding of the Company at December 31, 2010 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	3.47	5,288,825	$2.03
$5.00 to $9.99	3.98	996,439	5.72
$10.00 to $11.84	0.12	825	11.84

Stock options outstanding, end of year	3.55	6,286,089	$2.61

A summary of stock options outstanding of the Company at December 31, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	4.38	6,609,675	$2.07
$5.00 to $9.99	4.93	1,107,639	5.71
$10.00 to $15.30	0.57	367,676	10.97

Stock options outstanding, end of year	4.28	8,084,990	$2.97

Options outstanding at December 31, 2010 expire between January 2011 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the year:

	2010	2009

Risk-free interest rate	2.48% – 2.49%	1.78% – 2.40%
Expected stock price volatility	87.4% –90.1%	83.4% –89.6%
Expected life	3.7 – 3.8 years	3.5 years
Expected forfeitures	5.4%	—
Expected dividend yield	—	—
Fair value per share under options granted	CDN$0.88 – CDN$0.90	CDN$0.89 – CDN$1.36
Stock-based compensation would be allocated as follows in the consolidated statement of operations:

(in thousands)	2010	2009

Operating expenses	$595	$612
Mineral property exploration	174	148
General and administrative	1,062	3,087

	$1,831	$3,847

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2010, the Company had an additional $1,765,000 in stock-based compensation expense to be recognized periodically to November 2012.
19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) is as follows:

(in thousands)	2010	2009

Cumulative foreign currency translation gain (loss)
Balance, beginning of year	$71,898	$(4,925)
Change in foreign currency translation	31,870	76,823

Balance, end of year	103,768	71,898

Unrealized gains on investments
Balance, beginning of year	3,584	216
Net increase (decrease) in unrealized gains, net of tax (1)	(2,490)	3,368

Balance, end of year	1,094	3,584

Accumulated other comprehensive income (loss), end of year	$104,862	$75,482

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During 2010, approximately $3,333,000 of gains from asset disposals and $181,000 of other than temporary losses were realized and reclassified to the consolidated statements of operations within other income (expense). During 2009, approximately $5,532,000 of gains from asset disposals and $149,000 of other than temporary losses were realized and reclassified to the consolidated statements of operations within other income (expense).

20.	SUPPLEMENTAL FINANCIAL INFORMATION
The elements of operating expenses in the consolidated statements of operations is as follows:

(in thousands)	2010	2009

COGS — mineral concentrates	$111,161	$76,771
COGS — mineral concentrates — NRV adjustments	(21,315)	(8,071)
Mining and development	31,381	50,848
Less: absorption to stockpiles, mineral properties	(30,202)	(48,200)
Mineral property amortization and stockpile depletion	47,202	38,738
Milling and conversion	50,190	46,364
Less: absorption to concentrates	(91,399)	(82,450)
Reclamation — accretion / adjustments	91	(1,938)
Post-employment — accretion / adjustments	262	203
Selling expenses	1,592	1,357
Cost of services	14,926	12,161
Inventory — non-cash adjustments	8,660	12,362

Operating expenses	$122,549	$98,145

The elements of other income (expense) in the consolidated statements of operations is as follows:

(in thousands)	2010	2009

Interest income	$680	$785
Interest expense	(27)	(1,438)
Gains (losses) on:
Foreign exchange	(8,003)	(17,476)
Land, plant and equipment disposals	(594)	147
Investment disposals	3,333	5,532
Investment other than temporary losses	(181)	(149)
Restricted cash and investments — fair value change	207	(809)
Contract settlement fee income (1)	11,000	—
Other	(603)	(1,143)

Other income (expense)	$5,812	$(14,551)

(1)
In June 2010, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000 payable in two installments — $6,000,000 in June 2010 and $5,000,000 in March 2011. The June 2010 installment has been received and the $5,000,000 March 2011 installment has been included in the Company’s trade and other receivable as a sundry receivable (see note 3).

The net change in non-cash working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2010	2009

Net change in non-cash working capital items:
Trade and other receivables	$(5,176)	$344
Inventories	(1,877)	(22,229)
Prepaid expenses and other assets	(283)	(284)
Accounts payable and accrued liabilities	4,004	(15,071)
Reclamation and remediation obligations	(1,249)	(1,051)
Deferred revenue	152	274
Post-employment benefits	(266)	(281)

Net change in non-cash working capital items	$(4,695)	(38,298)

21.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.
For 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,820	77,432	—	—	18,068	128,320

Expenses
Operating expenses	37,335	70,289	—	—	14,925	122,549
Sales royalties and capital taxes	2,251	—	—	—	74	2,325
Mineral property exploration	5,946	566	44	970	—	7,526
General and administrative	—	4,832	1,071	1,035	7,374	14,312
Stock option expense	—	—	—	—	1,831	1,831

	45,532	75,687	1,115	2,005	24,204	148,543

Income (loss) from operations	(12,712)	1,745	(1,115)	(2,005)	(6,136)	(20,223)

Revenues — supplemental:
Uranium concentrates	32,820	55,158	—	—	—	87,978
Vanadium related concentrates	—	16,934	—	—	—	16,934
Environmental services	—	—	—	—	15,492	15,492
Management fees and commissions	—	—	—	—	2,576	2,576
Alternate feed processing and other	—	5,340	—	—	—	5,340

	32,820	77,432	—	—	18,068	128,320

Long-lived assets:
Plant and equipment
Cost	101,781	96,500	973	533	4,112	203,899
Accumulated depreciation	(5,543)	(30,155)	(559)	(381)	(2,000)	(38,638)
Mineral properties, net	332,217	80,775	127,624	8,581	—	549,197
Intangibles	—	—	—	—	3,794	3,794
Goodwill	53,919	—	—	—	—	53,919

	482,374	147,120	128,038	8,733	5,906	772,171

Capital additions:
Property, plant and equipment	965	26,929	1,353	550	1,112	30,909

For 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	26,211	38,211	—	—	14,748	79,170

Expenses
Operating expenses	32,024	53,908	—	—	12,213	98,145
Sales royalties and capital taxes	1,688	—	—	—	(13)	1,675
Mineral property exploration	7,726	252	2,054	88	—	10,120
General and administrative	16	3,968	1,384	1,073	7,442	13,883
Stock option expense	—	—	—	—	3,847	3,847
Mineral property impairment	—	—	100,000	—	—	100,000
Intangibles impairment	—	359	—	—	—	359
Goodwill impairment	22,136	—	—	—	—	22,136

	63,590	58,487	103,438	1,161	23,489	250,165

Loss from operations	(37,379)	(20,276)	(103,438)	(1,161)	(8,741)	(170,995)

Revenues — supplemental:
Uranium concentrates	26,211	33,678	—	—	—	59,889
Vanadium related concentrates	—	4,480	—	—	—	4,480
Environmental services	—	—	—	—	12,226	12,226
Management fees and commissions	—	—	—	—	2,522	2,522
Alternate feed processing and other	—	53	—	—	—	53

	26,211	38,211	—	—	14,748	79,170

Long-lived assets:
Plant and equipment
Cost	98,248	81,991	940	523	2,834	184,536
Accumulated depreciation	(5,481)	(20,278)	(372)	(287)	(1,497)	(27,915)
Mineral properties, net	321,306	78,765	126,306	8,041	—	534,418
Intangibles	—	—	—	—	4,436	4,436
Goodwill	51,028	—	—	—	—	51,028

	465,101	140,478	126,874	8,277	5,773	746,503

Capital additions:
Property, plant and equipment	4,674	34,933	2,975	1,410	262	44,254

Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2010, three customers in the mining segment accounted for approximately 35% of total revenues. During 2009, two customers in the mining segment accounted for approximately 51% of total revenues.
22.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income and sold uranium concentrates to UPC.
The following transactions were incurred with UPC for the periods noted:

(in thousands)	2010	2009

Revenue
Management fees (including expenses)	$1,614	$1,541
Commission and transaction fees	962	981

	$2,576	$2,522

At December 31, 2010, accounts receivable includes $281,000 (2009: $117,000) due from UPC with respect to the fees and transactions indicated above.
On November 18, 2010, the Company entered into a uranium concentrate loan agreement with UPC which entitles the Company to borrow 150,000 pounds of U3O8 from UPC. The U3O8 loan is subject to a loan fee and requires collateral in the form of an irrevocable standby-letter of credit. The amounts loaned were to be repaid by February 3, 2011 or a later date agreed to by both parties. On December 24, 2010, the Company issued a letter of credit in favour of UPC in the amount of $10,065,000 as collateral for the U3O8 loan. On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC. On February 3, 2011, the repayment date for the U3O8 loan was amended to April 4, 2011 and the letter of credit in favour of UPC was increased to $12,045,000.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison (see note 15) representing approximately 17% of the issued and outstanding capital as at June 2009. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison is approximately 15.8%.
Other
The Company has incurred management and administrative service fees of $82,000 (2009: $53,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2010, an amount of $nil (2009: $nil) was due to this company.
In December 2010, the Company agreed to make a donation of $658,000 to Lundin for Africa, a not-for-profit organization with a common director. Lundin for Africa has programs in Zambia, Mongolia as well as many other countries. At December 31, 2010, an amount of $658,000 was due to this organization.
23.	JOINT VENTURE INTERESTS
The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.

A summary of joint venture information is as follows:

(in thousands)	2010	2009

Operating expenses	$35,160	$29,922
Mineral property exploration	5,664	7,616
General and administrative	145	178
Impairment — intangibles	—	359
Net other expense (income)	655	363

Loss for the year before taxes	41,624	38,438

Current assets	6,135	24,059
Plant and equipment	95,969	92,343
Mineral properties	340,772	329,323
Current liabilities	(1,600)	(3,120)
Long-term liabilities	(2,836)	(2,193)

Net investment in joint ventures	$438,440	$440,412

24.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISK
Capital Management
The Company’s capital includes cash and cash equivalents, debt obligations and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.
The Company’s capital is as follows:

	At December 31	At December 31
(in thousands)	2010	2009

Cash and cash equivalents	$(97,554)	$(19,804)
Debt obligations — current	200	869
Debt obligations — long term	205	195

Net debt (cash and cash equivalents)	(97,149)	(18,740)

Shareholder’s equity	806,105	728,228

Total capital	$708,956	$709,488

Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure. The Company trades only with recognized, credit worthy third parties.

The maximum exposure to credit risk at the reporting date is as follows:

(in thousands)	2010

Cash and cash equivalents	$97,554
Trade and other receivables	20,236
Investments	2,955
Restricted cash and investments	22,946

$143,691

(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$13,753	$—
Debt obligations (Note 13)	200	205

	$13,953	$205

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.
Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.
The sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at December 31, 2010 is summarized below:
•	For each 10 percent increase in the USD$ to CDN$ foreign exchange rate (from 0.9946 at year-end to 1.0941), the Company’s net income increases by $16,654,000; and

•	For each 10 percent increase in the USD$ to ZMK$ foreign exchange rate (from 4,928.30 at year-end to 5,421.13), the Company’s net income decreases by $3,400,000.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.
During 2010, the Company has incurred $27,000 of interest expense on its outstanding borrowings. The weighted average interest rate paid by the Company during 2010 on its outstanding borrowings was 3.61%. All of the Company’s outstanding borrowings currently carry fixed rates of interest.

(e) Price Risk
The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2010:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Equity price risk
10% increase in equity prices	$—	$296
10% decrease in equity prices	$—	$(296)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(f) Fair Value Estimation
CICA Handbook Section 3862 “Financial Instruments-Disclosures” requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:
•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 — Inputs that are not based on observable market data.
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.
Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.
The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2010:

				Fair
(in thousands)	Level 1	Level 2	Level 3	Value

Financial assets at fair value:
Investments-Available for sale securities (1)	$2,955	$—	$—	$2,955
Restricted investments (2)	15,983	—	—	15,983

(1)	Classification designated as “available-for-sale”.

(2)	Classification designated as “held-to-trading”. See note 6 for amount of restricted investments within restricted cash and investments asset amount.

25.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.
Performance Bonds and Letters of Credit
In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2010, the Company had outstanding bonds and letters of credit of $39,368,000 of which $20,315,000 is collateralized by restricted cash and equivalents (see note 6) and $19,816,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes.
Others
The Company has committed to payments under various operating leases and other commitments. The future minimum payments are as follows:

(in thousands)

2011	$13,551
2012	3,269
2013	3,257
2014	1,722
2015	368
2016 and thereafter	—
26.	SUBSEQUENT EVENTS
In February 2011, the Company entered into a Bid Implementation Agreement with White Canyon Uranium Limited (“White Canyon”). Under the agreement, the Company has agreed to make a takeover offer to acquire 100% of the issued and outstanding shares of White Canyon at a price of AUD$0.24 per share for total consideration of approximately AUD$57,000,000. Denison’s offer is subject to a number of conditions including the requirement that Denison acquire a relevant interest in at least 90% of White Canyon’s share capital during or by the end of the offer period. The bidder’s statement to White Canyon’s shareholders is expected to be available before the end of March 2011.
In February 2011, the Company entered into an agreement with a syndicate of investment dealers who has agreed to purchase 18,300,000 common shares of the Company at a purchase price of CDN$3.55 per common share for aggregate gross proceeds of CDN$64,965,000. The offering is scheduled to close on March 15, 2011. Pursuant to its strategic relationship agreement with Denison, KEPCO is entitled to subscribe for approximately 3,442,000 common shares at the subscription price of CDN$3.55 per common share that would allow it to maintain its existing shareholding level in Denison. KEPCO has not yet indicated whether it will exercise this right.

27.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:
a) Cash and Equivalents
U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2010 $4,106,000 of funds raised from the issue of flow-through shares remained (December 31, 2009: $1,177,000).
b) Mineral Properties and Inventory Valuation
Under Canadian GAAP, the Company expenses exploration and development expenditures on mineral properties not sufficiently advanced to identify their development potential. At the point in time when management has concluded that the mineral property has sufficient development potential, costs are accumulated and recorded as mineral property assets. Under U.S. GAAP and practices prescribed by the SEC, all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. The U.S defines a commercially mineable deposit as one with proven and probable reserves which are legally extractable and a bankable feasibility study.
The Company amortizes its mineral property assets on a units of production basis and includes that amount in the valuation of work-in-progress and concentrate inventories. Since the value of the Company’s mineral property assets is less under U.S GAAP than Canadian GAAP, the amount amortized to inventory is also less. As a result, the carrying value of inventory also tends to be less to reflect the lower mineral property amortization cost.
The lower carrying values for the Company’s mineral properties and inventory under U.S GAAP also result in lower impairment charges and net realizable value adjustments being recorded in a particular period when compared to Canadian GAAP.
c) Joint Ventures
Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.
d) Goodwill
Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.
e) Liabilities relating to flow-through shares
Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares at the closing date without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties and an income tax expense is recognized. Under Canadian GAAP, an adjustment to share capital is recorded for recognized future tax liabilities related to the renunciation of flow-through share expenditures.
f) Dilution Gains
Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2010
	Canadian			U.S.
	GAAP		Adjustments	GAAP

Cash and cash equivalents	$97,554	(a)	$(4,106)	$93,448
Inventories	32,387	(b)	(3,691)	28,696
Restricted cash and investments	22,946	(a)	4,106	27,052
Property, plant and equipment	714,458	(b)	(91,102)	623,356

Accounts payable and accrued liabilities	13,753	(e)	—	13,753
Future income tax liability	106,183	(b)	3,079	109,262
Share capital	910,484	(d)	(616)
		(e)	1,198	911,066
Additional paid-in capital	—	(f)	9,814	9,814
Deficit	(256,729)	(b)	(93,995)
		(b)	(3,079)
		(d)	616
		(e)	(855)
		(f)	(9,814)	(363,856)
Accumulated other comprehensive income	104,862	(b)	(798)
		(e)	(343)	103,721

	December 31, 2009
	Canadian			U.S.
	GAAP		Adjustments	GAAP

Cash and cash equivalents	$19,804	(a)	$(1,177)	$18,627
Inventories	52,216	(b)	(3)	52,213
Restricted cash and investments	21,656	(a)	1,177	22,833
Property, plant and equipment	691,039	(b)	(86,377)	604,662

Accounts payable and accrued liabilities	9,508	(e)	39	9,547
Future income tax liability	102,918	(b)	3,328	106,246
Share capital	849,488	(d)	(616)
		(e)	(39)	848,833
Additional paid-in capital	—	(f)	9,814	9,814
Deficit	(242,494)	(b)	(86,019)
		(b)	(3,328)
		(d)	616
		(f)	(9,814)	(341,039)
Accumulated other comprehensive loss	75,482	(b)	(362)	75,120

The consolidated statements of operations and deficit and comprehensive income, adjusted to comply with U.S. GAAP, would be as follows:

		2010	2009

Net loss for the year, Canadian GAAP		$(14,235)	$(147,012)
Adjustments to U.S. GAAP:
Mineral property capitalized amounts	(b)	(4,288)	(40,896)
Mineral property impairment amounts	(b)	—	17,717
Inventory valuation	(b)	(3,688)	906
Tax effect of above adjustments	(b)	249	(4,701)
Flow-through share renunciation adjustment	(e)	(855)	—

Net loss for the year, U.S. GAAP		$(22,817)	$(173,986)

Deficit, beginning of year, U.S. GAAP		$(341,039)	$(167,053)

Deficit, end of year, U.S. GAAP		$(363,856)	$(341,039)

Comprehensive income (loss), U.S. GAAP
Net loss for the year, U.S. GAAP		$(22,817)	$(173,986)
Unrealized gain (loss) on available-for-sale securities		(2,490)	3,368
Cumulative foreign currency translation gain		31,090	75,894

Comprehensive income (loss), U.S. GAAP		5,783	(94,724)

Basic net loss per share, U.S. GAAP		$(0.07)	$(0.61)
Diluted net loss per share, U.S. GAAP		$(0.07)	$(0.61)

The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

		2010	2009

Net cash provided by (used in) operating activities:
Under Canadian GAAP		$35,551	$(42,442)
Adjustment for capitalized mineral property amounts	(b)	(14,305)	(25,104)

Under U.S. GAAP		$21,246	$(67,546)

Net cash used in investing activities:
Under Canadian GAAP		$(19,472)	$(27,116)
Adjustment for capitalized mineral property amounts	(b)	14,305	25,104

Under U.S. GAAP		$(5,167)	$(2,012)

Net cash provided by financing activities:
Under Canadian GAAP		$60,595	$85,414
Restricted cash from flow-through financings	(a)	(4,106)	(1,177)

Under U.S. GAAP		$56,489	$84,237

Accounting Changes:
Accounting Developments Effective for Fiscal 2010:
a)
Amendments to Accounting for VIEs — In 2009, the FASB issued an amendment to its guidance on Variable Interest Entities (“VIE”). Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary. The amendment requires the use of a qualitative approach to determine the primary beneficiary, based on the power to direct activities of the VIE that most significantly impact its economic performance and an obligation to absorb losses or to receive benefits of the VIE. If the power is shared, then no party is the primary beneficiary. This amendment did not have an impact on the Company’s financial statements.

Accounting Developments Effective for Fiscal 2011:
The Company will cease to reconcile its financial statements to U.S. GAAP for the periods beginning on January 1, 2011 when it will start to apply International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board as set out in Part IV of the CICA Handbook — Accounting as its primary basis of accounting. Consequently, future accounting changes to U.S. GAAP that are effective for periods beginning on or after January 1, 2011 are not discussed as they will not be applied by the Company.